2009 Annual Report

David A. Bochnowski
Chairman and
Chief Executive Officer

Dear Shareholder,

On the heels of the financial panic that swept our nation in the fall of 2008, the year 2009 will be remembered for the “Great Recession.”  The economy ground to a halt as economic activity fell to record proportions not seen for many generations. Our financial system, as a result of the high-flying practices of unregulated Wall Street firms, faced turmoil unparalleled since the 1930s.

While our region and community were not immune from the downturn, and despite chaos in the national markets, your company turned a profit again in 2009.

For the year, we reported income of $2.5 million and earnings per share of $0.88.  These results, while not at the level of prior experience, still compare favorably to industry performance for the year.

The Economy and Operating Environment

During 2009, the Bancorp had been operating in a challenging environment marked by uncertainty and volatility. The disruption of capital and credit markets can be traced to beginnings nearly two years ago that reached their zenith in 2009. Operating risks became more acute this year due to the slowing of the economy.

Nationally, unemployment reached unprecedented levels for modern times with our community not far behind with an unemployment rate that exceeded 10 percent.  The economic downturn was led by housing with dramatic declines in home prices, increasing foreclosures, rising consumer and commercial loan delinquencies, and significant write-downs of asset values by financial institutions. The market turmoil cascaded down to credit facilities for commercial and small business customers.

The banking industry was directly impacted by higher deposit insurance premiums as well as a special assessment by the Federal Deposit Insurance Corporation.  During the year, our FDIC insurance payments totaled $1.2 million, a 253 percent increase over the $348 thousand assessed in 2008. This additional cost negatively impacted earnings and paid for industry losses caused by practices the Bancorp prudently avoided.

The downturn in the economy has been exacerbated by the collapse of consumer confidence. Although by year-end there were signs of an emerging recovery, spending by consumers and investment by small business owners waned during the year. The absence of confidence in the economy resulted in a decrease in lending activity at both national and local levels.

Performance Strategy

The Bancorp relies upon traditional banking principles to drive earnings. Our strategic plan calls for a strong net interest margin, strong capital, effective risk management of asset quality, operating efficiency, smart growth, and diversified sources of income from banking operations.

During 2009, the Bank fully executed on the key elements of our business plan: our tax equivalent net interest margin was a strong 3.97%; the Bancorp and Bank were considered well capitalized as defined by federal regulations; loans were written down with adequate reserves for potential losses; operating costs were stable; our operations expanded to Porter County; and noninterest income from banking operations rose 23.7%.

Core Earnings

Our banking subsidiary, Peoples Bank, has been strategically positioned as a core funded financial institution primarily dependent on a strong net interest margin as the driver of profitability. Our net interest margin is the difference between interest earned on loans and investments, and interest expense paid on deposits and borrowings. The Bank’s deposit base is weighted toward core accounts: savings, checking, and money markets which comprise 58.0 % of deposits. Unlike some banks, we do not rely on high interest rate, hot money certificates of deposits, brokered deposits, or substantial borrowings for the funding of our operations.

Management believes that the action of the Federal Reserve to accommodate economic growth through an unprecedented low interest rate environment will shift to higher rates as the economy recovers. To protect the Bank’s net interest margin in a rising rate environment, all fixed rate loans with terms of ten years and greater were sold into the secondary mortgage market during the year. These loans were originated under the underwriting guidelines of the Federal Home Loan Mortgage Corporation.

Capital

The Bancorp strongly believes that safe and sound operations are enhanced by a strong capital position. Stockholder equity at year-end totaled $53.1 million and exceeds the well-capitalized risk based requirements of federal regulations. Our total capital to risk weighted assets was 11.5 % compared to the requirement of 10.0%, and our Tier I capital to risk weighted assets was 10.3% compared to the requirement of 6.0%.

In order to ensure that our capital position continues to exceed regulatory requirements, balance sheet strategies have been focused on managing asset growth through pricing strategies for our liabilities, along with loan sales and timely activity in our available-for-sale investment portfolio. In addition, the Board of Directors took action during the year to reduce our dividend to preserve capital in an uncertain economy.

Asset Quality

As previously reported, asset quality has been impacted by weakness in the Bank’s loan participation portfolio. Beginning in the fourth quarter of 2005 through the third quarter of 2007, in response to weak local loan demand and in an effort to reduce credit risk associated with loan concentrations in our community, a strategy was implemented to purchase real estate participations outside of our primary market area. The strategy was limited to 10% of the Bank’s loan portfolio and has been discontinued.

Deteriorating economic conditions forced the write down of several of these loans along with other credits in our local market. Prudent action was taken consistent with and as dictated by events, appraisals, and complex estimates required by banking regulations and accounting standards. As a result, $8.4 million in loans were charged off during the year and additional reserves were added to our allowance for loan losses (ALL).  At year end, our ALL to total loans stood at 1.33%, which management considers adequate after a thorough examination of the loan portfolio, past experience, and current economic and market conditions.

Operating Efficiency

As pressure on earnings increased during the year, management reviewed our expense structure to ensure maximum utilization of our resources. Management analyzed our staffing requirements for Private Banking, Wealth Management, and banking center functions.  An attrition policy also was implemented whereby vacancies created by employees who voluntarily left the bank would not be replaced. These actions resulted in a $586 thousand reduction in compensation costs.

Our efficiency ratio, a key measure of operating costs which is determined by dividing all operating expenses by all income sources, was 64.7% — a very respectable figure in today’s banking environment. Despite the cost impact of our new banking centers in Gary and Valparaiso as well as the additional costs of our FDIC insurance, our efficiency ratio held relatively steady when compared to the 63.5% reported for 2008.  Without this year’s additional FDIC costs, our 2009 efficiency ratio would have been 61.7%.

Smart Growth

Today’s trend of many local banks to consolidate their operations with those of larger regional and national banks provides an opportunity for a strong community bank to expand its brand into new markets. As a result, beginning in 2007, the Bancorp implemented a strategy for growth to open a new banking center annually. We are very pleased that our Crown Point office that opened in 2007, our Gary office that opened in 2008, and our Valparaiso office that opened in June 2009 have garnered growth beyond our expectations. At year-end, the combined balances of these newest offices exceeded $39 million with a solid mix of deposit and loan products.

As potential geographies for new locations are reviewed, management focuses on market stratifications that mirror the profile of our existing customer base. In addition, our marketing outreach in new as well as existing markets depends on extensive research and a highly effective data based marketing program. Our marketing effort constantly reviews our suite of products and services for enhancements to our traditional and electronic offerings in order to increase the number of accounts held by households and small businesses in our customer base.

Banking Operations

Our business plan during the year focused on opportunities to generate income from banking operations as the Bancorp acted to offset interest rate risk associated with long term assets. Efforts to expand our Wealth Management services continued consistent with the opportunity created by regional banks exiting the wealth management space in our community. Noninterest income from banking operations rose 23.7% during 2009 over the prior year.

Market conditions provided management with opportunities to manage cash flows which focused on shortening the duration of both the mortgage and investment portfolios.  Gains from loan sales totaled $1.1 million and gains from the sale of investments totaled $736 thousand. Our Wealth Management Group also contributed $933 thousand to income in 2009 — an increase of 14.7% over the prior year.

100 Years Strong

In January of 2010, the Bancorp celebrated the 100th year of our tradition of community banking in Northwest Indiana. Founded on the simple principle that building a rapport with customers would result in financial opportunities for families and community investment, our story of success is woven into the fabric of Northwest Indiana.

For a century, our strong work ethic and honesty in business dealings have been the trademark of the Bancorp. Our tradition has thrived during the best of times and survived the challenges of the era as the boom and bust cycle of the American story has unfolded.  History shows that in each instance our community banking tradition has not only endured but grown stronger.

Since 1910, America has experienced 19 recessions and one depression. There have also been 19 recoveries and all indications are that another is on the way. That said, everyday we are reminded of the stress the current economy has exerted on our customers, community, and the Bancorp.

We will continue to service our customers with our commitment to putting customers first with “You First Banking”.  Our pledge is to stand with our customers and community in these challenging times and, as always, to take the lead in opportunities that will provide not only for revitalization but also for the growth of our local economy.

The Bancorp will extend our footprint into St. John with a new banking center that will open in September 2010.  We will continue to look for additional expansion of our traditional and electronic banking services, while staying true to our long standing belief that banking is driven by relationships and not just transactions.

Above all, we will prudently manage the trust our customers and shareholders have placed in us as the Bancorp continues to lead the way into the next century.

Sincerely,

David A. Bochnowski
Chairman and Chief Executive Officer

Financial Information

We Speak Business...
...and business lending too

Peoples Bank

Financial Highlights

Total Assets
in millions

$627.4
$619.0
$628.7
$664.7
$661.8
2005
2006
2007
2008
2009

Total Loans
in millions

$469.0
$471.7
$468.5
$489.5
$458.2
2005
2006
2007
2008
2009

Total Deposits
in millions

$525.7
$512.9
$493.4
$528.1
$540.5
2005
2006
2007
2008
2009

Net Income
in thousands

$6,672
$6,475
$5,589
$5,930
$2,488
2005
2006
2007
2008
2009

Net Interest Income
in thousands

$20,266
$19,241
$17,886
$22,234
$23,348
2005
2006
2007
2008
2009

Noninterest Income
in thousands

$3,540
$4,219
$4,431
$4,528
$5,602
2005
2006
2007
2008
2009

Return on Assets

1.14%
1.04%
0.91%
0.91%
0.37%
2005
2006
2007
2008
2009

Return on Equity

14.67%
13.42%
10.78%
10.96%
4.55%
2005
2006
2007
2008
2009

Efficiency Ratio

57.9%
60.9%
65.1%
63.5%
64.7%
2005
2006
2007
2008
2009

Selected Consolidated Financial Data

in thousands of dollars, except per share data

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Fiscal Year Ended	2009	2008	2007	2006	2005	2004
Statement of Income:
Total interest income	$32,189	$35,167	$35,768	$34,979	$30,024	$26,614
Total interest expense	8,841	12,933	17,882	15,738	9,758	6,858
Net interest income	23,348	22,234	17,886	19,241	20,266	19,756
Provision for loan losses	8,540	2,388	552	15	245	385
Net interest income after provision for loan losses	14,808	19,846	17,334	19,226	20,021	19,371
Noninterest income	5,602	4,528	4,431	4,219	3,540	3,312
Noninterest expense	18,735	16,999	14,525	14,296	13,771	13,174
Net noninterest expense	13,133	12,471	10,094	10,077	10,231	9,862
Income tax expenses/(benefit)	(813)	1,445	1,651	2,674	3,118	3,219
Net income	$2,488	$5,930	$5,589	$6,475	$6,672	$6,290
Basic earnings per common share	$0.88	$2.11	$1.99	$2.32	$2.40	$2.28
Diluted earnings per common share	$0.88	$2.10	$1.98	$2.30	$2.37	$2.24
Cash dividends declared per common share	$1.21	$1.44	$1.44	$1.40	$1.32	$1.24

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2006	2005	2004
Balance Sheet:
Total assets	$661,806	$664,732	$628,718	$618,982	$627,439	$557,393
Loans receivable	458,245	489,509	468,459	471,716	469,043	433,790
Investment securities	144,333	126,722	114,644	99,012	90,093	79,979
Deposits	540,527	528,148	493,384	512,931	525,731	451,573
Borrowed funds	63,022	74,795	76,930	51,501	51,152	57,201
Total stockholders’ equity	53,078	52,773	52,733	50,010	46,433	44,097

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Fiscal Year Ended	2009	2008	2007	2006	2005	2004
Interest Rate Spread During Period:
Average effective yield on loans and investment securities	5.16%	5.78%	6.21%	6.02%	5.50%	5.31%
Average effective cost of deposits and borrowings	1.45%	2.19%	3.18%	2.77%	1.82%	1.40%
Interest rate spread	3.71%	3.59%	3.03%	3.25%	3.68%	3.91%
Net interest margin	3.74%	3.65%	3.10%	3.31%	3.71%	3.94%
Return on average assets	0.37%	0.91%	0.91%	1.04%	1.14%	1.17%
Return on average equity	4.55%	10.96%	10.78%	13.42%	14.67%	14.64%

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2006	2005	2004
Total capital to risk-weighted assets	11.5%	12.0%	12.0%	12.0%	11.6%	12.2%
Tier 1 capital to risk-weighted assets	10.3%	10.8%	11.0%	11.1%	10.7%	11.2%
Tier 1 capital to adjusted average assets	7.8%	8.2%	8.3%	8.0%	7.9%	8.0%
Allowance for loan losses to total loans	1.33%	1.19%	0.98%	0.90%	0.89%	0.90%
Allowance for loan losses to non-performing loans	32.93%	46.97%	53.16%	153.95%	198.00%	371.00%
Non-performing loans to total loans	4.05%	2.54%	1.84%	0.58%	0.45%	0.24%
Total loan accounts	4,846	5,193	5,268	5,392	5,422	5,370
Total deposit accounts	32,616	33,692	30,760	32,435	33,963	32,866
Total Banking Centers (all full service)	11	10	9	8	8	8

December 31,	December 31,	December 31,	December 31,
2003	2002	2001	2000

$26,357	$27,781	$28,425	$28,077
7,521	10,107	13,222	13,386
18,836	17,674	15,203	14,691
420	720	230	175
18,416	16,954	14,973	14,516
2,968	2,675	2,402	1,995
12,037	10,859	9,911	9,449
9,069	8,184	7,509	7,454
3,411	3,277	2,754	2,691
$5,936	$5,493	$4,710	$4,371
$2.16	$2.01	$1.73	$1.61
$2.13	$1.99	$1.71	$1.60
$1.20	$1.12	$1.04	$0.96

December 31,	December 31,	December 31,	December 31,
2003	2002	2001	2000

$508,775	$488,002	$440,710	$392,313
409,808	380,428	342,642	326,207
63,733	56,571	67,260	38,128
421,640	406,673	355,215	324,310
40,895	36,065	44,989	30,599
41,554	39,148	35,882	33,529

December 31,	December 31,	December 31,	December 31,
2003	2002	2001	2000

5.65%	6.26%	7.29%	7.88%
1.67%	2.38%	3.55%	3.95%
3.98%	3.88%	3.74%	3.93%
4.04%	3.99%	3.90%	4.12%
1.20%	1.18%	1.15%	1.17%
14.65%	14.58%	13.49%	13.30%

December 31,	December 31,	December 31,	December 31,
2003	2002	2001	2000
12.5%	13.1%	13.6%	13.6%
11.5%	11.9%	12.5%	12.3%
8.0%	7.6%	8.3%	8.6%
0.92%	0.96%	0.92%	1.02%
220.31%	152.43%	108.64%	183.54%
0.42%	0.63%	0.85%	0.55%
5,213	5,049	4,964	4,762
32,502	31,385	30,433	28,906
8	8	8	8

Business

NorthWest Indiana Bancorp (the Bancorp) is a bank holding company registered with the Board of Governors of the Federal Reserve System. Peoples Bank (the Bank), an Indiana bank, is a wholly owned subsidiary of the Bancorp. The Bancorp has no other business activity other than being the holding company for the Bank.

The Bancorp conducts business from its Corporate Center in Munster and its eleven full-service offices located in Crown Point, Dyer, East Chicago, Gary, Hammond, Hobart, Merrillville, Munster, Schererville and Valparaiso, Indiana. The Bancorp is primarily engaged in the business of attracting deposits from the general public and the origination of loans secured by single family residences and commercial real estate, as well as, construction loans, various types of consumer loans and commercial business loans, and loans to local municipalities. In addition, the Bancorp’s Wealth Management Group provides estate and retirement planning, guardianships, land trusts, profit sharing and 401(k) retirement plans, IRA and Keogh accounts, and investment agency accounts. The Wealth Management Group may also serve as the personal representative of estates and act as trustee for revocable and irrevocable trusts.

The Bancorp’s common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board. On January 31, 2010, the Bancorp had 2,820,842 shares of common stock outstanding and 413 stockholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or “street” name through brokerage firms.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

The Bancorp’s earnings are dependent upon the earnings of the Bank. The Bank’s earnings are primarily dependent upon net interest margin. The net interest margin is the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowings stated as a percentage of average interest earning assets. The net interest margin is perhaps the clearest indicator of a financial institution’s ability to generate core earnings. Fees and service charges, wealth management operations income, gains and losses from the sale of assets, provisions for loan losses, income taxes and operating expenses also affect the Bancorp’s profitability.

A summary of the Bancorp’s significant accounting policies is detailed in Note 1 to the Bancorp’s consolidated financial statements included in this report. The preparation of our financial statements requires management to make estimates and assumptions that affect our financial condition and operating results. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, fair values of foreclosed real estate, financial instruments and status of contingencies are particularly susceptible to material change in the near term as further information becomes available and future events occur.

At December 31, 2009, the Bancorp had total assets of $661.8 million and total deposits of $540.5 million. The Bancorp’s deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (DIF) that is administered by the Federal Deposit Insurance Corporation (FDIC), an agency of the federal government. At December 31, 2009, stockholders’ equity totaled $53.1 million, with book value per share at $18.83. Net income for 2009 was $2.5 million, or $0.88 basic earnings per common share and $0.88 diluted earnings per common share. The return on average assets was 0.37%, while the return on average stockholders’ equity was 4.55%.

Recent Developments

The Current Economic Environment. We are operating in a challenging and uncertain economic environment, including generally uncertain national conditions and local conditions in our markets. The capital and credit markets have been experiencing volatility and disruption for more than 24 months. The risks associated with our business become more acute in periods of a slowing economy or slow growth. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. While we are taking steps to decrease and limit our exposure to problem loans, we nonetheless retain direct exposure to the residential and commercial real estate markets, and we are affected by these events.

Our loan portfolio includes residential mortgage loans, construction loans, and commercial real estate loans. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. In addition, the current level of low economic growth on a national scale, the occurrence of another national recession, or further deterioration in local economic conditions in our markets could drive losses beyond that which is provided for in our allowance for loan losses and result in the following other consequences: increases in loan delinquencies; problem assets and foreclosures may increase; demand for our products and services may decline; deposits may decrease, which would adversely impact our liquidity position; and collateral for our loans, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans.

Impact of Recent and Future Legislation. Congress and the U.S. Department of the Treasury (“Treasury”) have recently adopted legislation and taken actions to address the disruptions in the financial system and declines in the housing market. They also have proposed additional legislation that could materially affect the financial services industry, such as President Obama’s broad and complex plan for financial regulatory reform. It is not clear at this time what impact the Emergency Economic Stabilization Act of 2008 (“EESA”), the Troubled Asset Relief Program, the American Recovery and Reinvestment Act of 2009, other liquidity and funding initiatives of the Treasury and other bank regulatory agencies that have been previously announced, and any additional programs that may be initiated in the future, will have on the financial markets and the financial services industry. The actual impact that EESA and such related measures undertaken to alleviate the credit crisis will have generally on the financial markets, including the levels of volatility and limited credit availability currently being experienced, is unknown. The failure of such measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock. Finally, there can be no assurance regarding the specific impact that such measures may have on us, or whether (or to what extent) we will be able to benefit from such programs. In addition to the legislation mentioned above, federal and state governments could pass additional legislation responsive to current credit conditions. For example, the Bancorp could experience higher credit losses because of federal or state legislation or regulatory action that reduces the amount the Bancorp’s borrowers are otherwise contractually required to pay under existing loan contracts. Also, the Bancorp could experience higher credit losses because of federal or state legislation or regulatory action that limits its ability to foreclose on property or other collateral or makes foreclosure less economically feasible.

Difficult Market Conditions Have Adversely Affected Our Industry. We are particularly exposed to downturns in the U.S. housing market. Dramatic declines in the housing market over the past two years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and securities and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities, major commercial and investment banks, and regional financial institutions. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

•	We expect to face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.
•
Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage and underwrite our customers become less predictive of future behaviors.

•
The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of our borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process.

•
Our ability to borrow from other financial institutions on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations.

•	Competition in our industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.
•
We may be required to pay significantly higher deposit insurance premiums because market developments have significantly depleted the insurance fund of the Federal Deposit Insurance Corporation and reduced the ratio of reserves to insured deposits.

In addition, the Federal Reserve Bank has been injecting vast amounts of liquidity into the banking system to compensate for weaknesses in short-term borrowing markets and other capital markets. A reduction in the Federal Reserve’s activities or capacity could reduce liquidity in the markets, thereby increasing funding costs to the Bancorp or reducing the availability of funds to the Bancorp to finance its existing operations.

Concentrations of Real Estate Loans Could Subject the Bancorp to Increased Risks in the Event of a Protracted Real Estate Recession. A significant portion of the Bancorp’s loan portfolio is secured by real estate. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A further weakening of the real estate market could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Financial Condition

During the year ended December 31, 2009, total assets decreased by $2.9 million (0.4%), to $661.8 million, with interest-earning assets decreasing by $9.4 million (1.6%). At December 31, 2009, interest-earning assets totaled $611.8 million and represented 92.5% of total assets. Loans totaled $458.2 million and represented 75.2% of interest-earning assets, 69.3% of total assets and 85.0% of total deposits. The loan portfolio, which is the Bancorp’s largest asset, is a significant source of both interest and fee income. The Bancorp’s lending strategy emphasizes quality growth, product diversification, and competitive and profitable pricing. The loan portfolio includes $184.4 million (40.2%) in residential real estate loans, $132.3 million (28.8%) in commercial real estate loans, $53.3 million (11.6%) in construction and land development loans, $63.1 million (13.7%) in commercial business loans, $14.5 million (3.2%) in government and other loans, $9.2 million (2.0%) in multifamily loans, $1.5 million (0.3%) in consumer loans, and $1.0 million (0.2%) in loans held for sale. Adjustable rate loans comprised 43.3% of total loans at year-end. During 2009, loan balances decreased by $31.3 million (6.2%), with commercial business and commercial real estate loan balances increasing, while construction and development, residential real estate, government, multifamily, and consumer loan balances decreased. The decrease in loans during the year is the result of management’s interest rate reduction strategy of selling fixed rate mortgage loans to the secondary market.

The Bancorp is primarily a portfolio lender. Mortgage banking activities are generally limited to the sale of fixed rate mortgage loans with contractual maturities greater than 15 years. However, as a result of the low interest rate environment, during 2009, management sold newly originated fixed rate mortgage loans with maturities ranging from 10 to 30 years in an effort to minimize future interest rate risk.

These loans are identified as held for sale when originated and sold, on a case-by-case basis, in the secondary market. During 2009, the Bancorp sold $49.6 million in fixed rate mortgage loans, compared to $4.3 million during 2008. During the current year, loan sales increased primarily as a result of the Federal Reserve’s successful effort to lower long-term interest rates. Lower long-term interest rates also created mortgage loan refinance opportunities for borrowers within the Bank’s market area. In addition, during the first quarter of 2009, the Bancorp conducted a $10.5 million one-time sale of portfolio fixed rate mortgage loans, which were sold to reduce interest rate risk. Net gains realized from mortgage loan sales totaled $1.1 million for 2009, compared to $108 thousand for 2008. At December 31, 2009, the Bancorp had $1.0 million in loans that were classified as held for sale.

The allowance for loan losses (ALL) is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses, and decreased by charge-offs less recoveries. A loan is charged-off against the allowance by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur. The determination of the amounts of the ALL and provisions for loan losses is based on management’s current judgments about the credit quality of the loan portfolio with consideration given to all known relevant internal and external factors that affect loan collectability as of the reporting date. The appropriateness of the current year provision and the overall adequacy of the ALL are determined through a disciplined and consistently applied quarterly process that reviews the Bancorp’s current credit risk within the loan portfolio and identifies the required allowance for loan losses given the current risk estimates.

Historically, the Bancorp has successfully originated commercial real estate loans within its primary market area. However, beginning in the fourth quarter of 2005, in a response to a decrease in local loan demand and in an effort to reduce the potential credit risk associated with geographic concentrations, a strategy was implemented to purchase commercial real estate participation loans outside of the Bancorp’s primary market area. The strategy to purchase these commercial real estate participation loans was limited to 10% of the Bancorp’s loan portfolio. As of December 31, 2009, the Bancorp’s commercial real estate participation loan portfolio consisted of eleven loans with an aggregate balance of $32.3 million, and an additional $1.1 million in funding commitments for five of the eleven loans. Of the $32.3 million in commercial real estate participation loans, $12.5 million has been purchased within the Bancorp’s primary market area and $19.8 million outside of the primary market. At December 31, 2009, $11.9 million or 36.8% of the Bancorp’s commercial real estate participation loans have been internally classified as substandard and placed in non-accrual status.  Of the $11.9 million in commercial real estate participation loans placed in non-accrual status, $8.2 million are located outside of the Bancorp’s primary market area. As a result of the current credit risk associated with purchasing the out of market commercial real estate participation loans, the Bancorp’s management discontinued the strategy during the third quarter of 2007. The discussion in the paragraphs that follow regarding non-performing loans, internally classified loans and impaired loans include loans from the Bancorp’s commercial real estate participation loan portfolio.

For all of its commercial real estate participation loans, the Bancorp’s management requires that the lead lenders obtain external appraisals to determine the fair value of the underlying collateral for these collateral dependent loans. The Bancorp’s management requires current external appraisals when entering into a new lending relationship or when events have occurred that materially change the assumptions in the existing appraisal, such as loan impairment. The lead lenders receive external appraisals from qualified appraisal firms that have expertise in valuing commercial properties and are able to comply with the required scope of the engagement. After the lead lender receives the external appraisal and performs its compliance review, the appraisal is forwarded to the Bancorp for review. The Bancorp’s management validates the external appraisal by conducting an internal in-house review by personnel with expertise in commercial real estate developments. If additional expertise is needed, an independent review appraiser is obtained to assist in the evaluation of the appraisal. The Bancorp is not aware of any significant time lapses during this process. Periodically, the Bancorp’s management may make adjustments to the external appraisal assumptions if additional known quantifiable data becomes available that materially impacts the value of a project. Examples of adjustments that may occur are changes in property tax assumptions or changes in capitalization rates. No adjustments were made to the appraisals that affected the December 31, 2009 reporting period. The Bancorp’s management relies on up to date external appraisals to determine the current value of its commercial real estate participation loans. These values are appropriately adjusted to reflect changes in market value and, when necessary, are the basis for establishing the appropriate allowance for loan loss reserve. If an updated external appraisal for a commercial real estate participation loan is received after the balance sheet date, but before the annual or quarterly financial statements are issued, material changes in appraised values are “pushed back” in the yet to be issued financial statements in order that appropriate loan loss provision is recorded for the current reporting period. The Bancorp’s management consistently records loan charge-offs based on the fair value of the collateral as presented in the current external appraisal.

Non-performing loans include those loans that are 90 days or more past due and those loans that have been placed in non-accrual status. Non-performing loans totaled $18.6 million at December 31, 2009, compared to $12.4 million at December 31, 2008, an increase of $6.2 million or 50.0%.  The increase in non-performing loans is related to four commercial real estate participation loans in the aggregate of $11.9 million that were placed in non-accrual status during 2009. As previously reported, one commercial real estate participation loan is a condominium construction project in Orlando, Florida, with a current balance of $1.6 million, which is classified as substandard. Based on a current appraisal provided by the lead lender, management charged-off $3.4 million of the $5.0 million balance during 2009.  The second commercial real estate participation loan is an end loan for a hotel located in Dundee, Michigan, with a current balance of $1.6 million, which is classified as substandard. Based on current operating projections provided by the borrower to the lead lender, management charged-off $1.4 million of the $3.0 million balance during 2009. The third commercial real estate participation loan is an end loan for a hotel located in Fort Worth, Texas, with a balance of $5.0 million, which is classified as substandard. Based on current information provided by the lead lender, management has estimated a collateral sufficiency for this loan. The fourth commercial real estate participation loan is a condominium construction project located in Chicago, Illinois, with a balance of $3.7 million, which is classified as substandard. Based on current information provided by the lead lender, management has estimated a $562 thousand collateral deficiency for this loan. For these four commercial real estate participation loans, to the extent that actual cash flows, collateral values and strength of personal guarantees differ from current estimates, additional provisions to the allowance for loan losses may be required.

The ratio of non-performing loans to total loans was 4.05% at December 31, 2009, compared to 2.54% at December 31, 2008. The ratio of non-performing loans to total assets was 2.81% at December 31, 2009, compared to 1.87% at December 31, 2008. The December 31, 2009, non-performing loan balances include $17.1 million in loans accounted for on a non-accrual basis and $1.5 million in accruing loans, which were contractually past due 90 days or more. Loans, internally classified as substandard, totaled $22.7 million at December 31, 2009, compared to $11.4 million at December 31, 2008. The increase in substandard loans is related to the previously mentioned $11.9 million commercial real estate participation loans that were classified as non-performing and substandard during 2009. No loans were internally classified as doubtful at December 31, 2009, compared to $2.0 million classified as doubtful at December 31, 2008.  No loans were classified as loss at December 31, 2009 or December 31, 2008. Substandard loans include non-performing loans and potential problem loans, where information about possible credit issues or other conditions causes management to question the ability of such borrowers to comply with loan covenants or repayment terms. In addition to identifying and monitoring non-performing and other classified loans, management maintains a list of watch loans. Watch loans represent loans management is closely monitoring due to one or more factors that may cause the loan to become classified. Watch loans totaled $26.7 million at December 31, 2009, compared to $22.7 million at December 31, 2008. The increase in watch loans for 2009 is a result of the addition of one construction development borrower and one commercial business borrower.

A loan is considered impaired when, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement. At December 31, 2009, impaired loans totaled $17.0 million, compared to $8.6 million at December 31, 2008. The December 31, 2009, impaired loan balances consist of twenty commercial real estate and commercial business loans that are secured by business assets and real estate, and are personally guaranteed by the owners of the businesses. The December 31, 2009 ALL contained $1.2 million in specific allowances for collateral deficiencies, compared to $1.7 million in specific allowances at December 31, 2008. During the fourth quarter of 2009, two additional commercial business loans totaling $2.8 million and two additional commercial real estate loans totaling $241 thousand were classified as impaired. Management’s current estimate indicates there are no collateral deficiencies for these loans. During the third quarter of 2009, the Bancorp’s Ann Arbor, Michigan commercial real estate participation loan in the amount of $3.8 million was transferred to foreclosed real estate and removed from impaired status. Prior to foreclosure, the lead lender for this commercial real estate participation loan provided management with an updated appraisal that indicated a further decline in market value. As a result, a charge-off of $1.9 million was recorded during September and the remaining loan balance of $1.9 million transferred to foreclosed real estate. For the Ann Arbor commercial real estate participation loan, during the first quarter of 2008, management filed a lawsuit against the lead lender to actively pursue potential material violations of the participation agreement and the underlying loan documentation. Management and its legal counsel will continue to actively pursue the claims asserted within the lawsuit. As of December 31, 2009, all loans classified as impaired were also included in the previously discussed substandard loan balances. There were no other loans considered to be impaired as of December 31, 2009. Typically, management does not individually classify smaller-balance homogeneous loans, such as mortgage or consumer, as impaired.

As of December 31, 2009, the Bancorp’s management was notified that the quarterly interest payments for three of its four investments in trust preferred securities have been placed in “payment in kind” status. Payment in kind status results in a temporary delay in the payment of interest. As a result of a delay in the collection of the interest payments, management placed these securities in non-accrual status. At December 31, 2009, the book value of the three trust preferred securities in non-accrual status totaled $4.2 million. Current estimates indicate that the interest payment delays may exceed ten years. One trust preferred security with a book value of $1.3 million remains in accrual status.

At December 31, 2009, management is of the opinion that there are no loans or securities, except those discussed above, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as non-accrual, past due or restructured loans. Also, at December 31, 2009, no other interest bearing assets were required to be disclosed as non-accrual, past due or restructured. Management does not presently anticipate that any of the non-performing loans or classified loans would materially impact future operations, liquidity or capital resources.

The Bancorp is a party to financial instruments in the normal course of business to meet financing needs of its customers. These financial instruments, which include commitments to make loans and standby letters of credit, are not reflected in the accompanying consolidated financial statements. Such financial instruments are recorded when they are funded. The Bancorp has a $1.1 million participation in a $6.4 million letter of credit, which acts as payment support to bondholders. The letter of credit is also secured by a cash collateral account in the amount of $2.2 million and a collateralized guarantee in the amount of $1.0 million. For the past two years, the cash flows from the security collateralizing the letter of credit have been negatively impacted as the property was vacant. Currently, the letter of credit participants have secured a signed lease from a new tenant that opened for operations during May 2009. The signing of the lease resolved one of the defaults that existed under the letter of credit document. The bank group is currently in negotiations with the borrower to arrive at a resolution to the remaining items of default. Management will continue to monitor the letter of credit, bond repayments and the operating results of the new tenant.

For the year ended December 31, 2009, $8.5 million in provisions to the ALL account were required, compared to $2.4 million for the year ended December 31, 2008. The increase in the 2009 ALL provision was related to the need for additional specific allowances for the collateral deficiencies and subsequent charge-offs for the previously mentioned commercial real estate participation loans. Charge-offs, net of recoveries, totaled $8.3 million for the year ended December 31, 2009, compared to $552 thousand for the year ended December 31, 2008. The ALL provisions take into consideration management’s current judgments about the credit quality of the loan portfolio, loan portfolio balances, changes in the portfolio mix and local economic conditions. In determining the provision for loan losses for the current period, management has given consideration to increased risks associated with in the local economy, changes in loan balances and mix, and asset quality.

The ALL to total loans was 1.33% at December 31, 2009, compared to 1.19% at December 31, 2008. The ALL to non-performing loans (coverage ratio) was 32.9% at December 31, 2009, compared to 47.0% at December 31, 2008. The December 31, 2009 balance in the ALL account of $6.1 million is considered adequate by management after evaluation of the loan portfolio, past experience and current economic and market conditions. While management may periodically allocate portions of the allowance for specific problem loans, the whole allowance is available for any loan charge-offs that occur. The allocation of the ALL reflects performance and growth trends within the various loan categories, as well as consideration of the facts and circumstances that affect the repayment of individual loans, and loans which have been pooled as of the evaluation date, with particular attention given to non-performing loans and loans which have been classified as substandard, doubtful or loss.  Management has allocated reserves to both performing and non-performing loans based on current information available.

At December 31, 2009, the Bancorp had twenty-one properties in foreclosed real estate totaling $3.7 million, compared to seven properties totaling $527 thousand at December 31, 2008. The increase is primarily related to a foreclosure during September of a commercial real estate participation loan in Ann Arbor, Michigan, with a post charge-off balance of $1.9 million. During 2009, foreclosed real estate also increased as the result of the addition of seven commercial real estate loans for one borrower totaling $723 thousand located within the Bancorp’s primary market area.

At December 31, 2009, the Bancorp’s investment portfolio totaled $144.3 million and was invested as follows: 60.3% in U.S. government agency mortgage-backed securities and collateralized mortgage obligations, 37.4% in municipal securities, 1.4% in U.S. government agency debt securities, and 0.9% in trust preferred securities. At December 31, 2009, securities available-for-sale totaled $124.8 million or 86.5% of total securities.  Available-for-sale securities are those the Bancorp may decide to sell if needed for liquidity, asset-liability management or other reasons. During 2009, securities increased by $17.6 million (13.9%). In addition, at December 31, 2009, the Bancorp had $3.7 million in FHLB stock.

Deposits are a fundamental and cost-effective source of funds for lending and other investment purposes. The Bancorp offers a variety of products designed to attract and retain customers, with the primary focus on building and expanding relationships. At December 31, 2009, deposits totaled $540.5 million. During 2009, deposits increased by $12.4 million (2.3%). The 2009 change in deposits was comprised of the following: certificates of deposit decreased by $4.2 million (1.8%), checking accounts increased by $13.9 million (10.7%), money market deposit accounts (MMDA’s) decreased by $1.8 million (1.6%), while savings accounts increased by $4.5 million (8.5%).

The Bancorp’s borrowed funds are primarily comprised of repurchase agreements and FHLB advances that are used to fund asset growth not supported by deposit generation. At December 31, 2009, borrowed funds totaled $63.0 million compared to $74.8 million at December 31, 2008, a decrease of $11.8 million (15.8%). Retail repurchase agreements totaled $15.9 million at December 31, 2009, compared to $25.8 million at December 31, 2008, a decrease of $9.9 million (38.3%). During 2009, the retail repurchase agreements decrease was associated with a planned $8.0 million construction disbursement for a local governmental unit. FHLB advances totaled $38.0 million, decreasing $8.0 million or 17.4%, as the Bancorp paid-off maturing advances with funds provided from deposit and retail repurchase agreement growth. In addition, the Bancorp’s FHLB line of credit carried a balance of $8.4 million at December 31, 2009, compared to $2.0 million at December 31, 2008.  Other short-term borrowings totaled $664 thousand at December 31, 2009, compared to $978 thousand at December 31, 2008.

Liquidity and Capital Resources

The Bancorp’s primary goal for funds and liquidity management is to ensure that at all times it can meet the cash demands of its depositors and its loan customers. A secondary purpose of funds management is profit management. Because profit and liquidity are often conflicting objectives, management will maximize the Bank’s net interest margin by making adequate, but not excessive, liquidity provisions. Furthermore, funds are managed so that future profits will not be significantly impacted as funding costs increase.

Changes in the liquidity position result from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. The primary investing activities include loan originations, loan repayments, investments in interest bearing balances in financial institutions, dividend receipts and the purchase and maturity of investment securities. Financing activities focus almost entirely on the generation of customer deposits. In addition, the Bancorp utilizes borrowings (i.e., repurchase agreements, FHLB advances and federal funds purchased) as a source of funds.

During 2009, cash and cash equivalents increased $1.9 million compared to a decrease of $815 thousand for 2008.  During 2009, the primary sources of cash and cash equivalents were from loan sales and repayments, maturities and sales of securities, deposit growth, FHLB advances and cash from operating activities. The primary uses of cash and cash equivalents were loan originations, purchase of securities, expenditures for premises and equipment, FHLB advance repayments and the payment of common stock dividends.  During 2009, cash from operating activities totaled $1.2 million, compared to $12.1 million for 2008. The 2009 decrease in cash provided by operating activities was a result of lower net income, prepaying three years of FDIC assessments and a reduction in an ACH prefunding liability. Cash inflows from investing activities totaled $3.3 million during 2009, compared to outflows of $41.5 million during 2008. The change for the current year was primarily related to the decrease in loan balances, as a result of the sale of fixed rate mortgage loans. Loan sales totaled $59.9 million for 2009, compared to $4.3 million 2008. Net cash outflows from financing activities totaled $2.7 million in 2009, compared to net cash inflows of $28.6 million in 2008. The change during 2009 was primarily due to a decrease in deposit growth and a reduction in FHLB advances. Deposits increased by $12.4 million during 2009, compared to an increase of $34.8 million for 2008. FHLB advances decreased by $8.0 million during 2009 compared to a $4.0 million increase during 2008. The lower deposit growth and reduction in advance balances was a result of lower funding requirements during 2009. The Bancorp paid dividends on common stock of $3.4 million and $4.0 million during 2009 and 2008, respectively.

During the second quarter of 2009, the Bancorp opened its eleventh full service banking center in Valparaiso, Indiana. The new $2.2 million state-of-the-art facility did not have a material impact on noninterest expense during 2009. It is expected that the new banking center will provide opportunities to expand market share for the Bancorp’s products and services.

Management strongly believes that safety and soundness is enhanced by maintaining a high level of capital. Stockholders’ equity totaled $53.1 million at December 31, 2009, compared to $52.8 million at December 31, 2008, an increase of $305 thousand (0.6%). The increase was a result of $2.5 million in net income for 2009. Additional items increasing stockholders’ equity were $1.1 million from the net change in the valuation of available-for-sale securities, $141 thousand from the sale of treasury stock, and $46 thousand from stock-based compensation plans. Decreasing stockholders’ equity were the Bancorp’s declaration of $3.4 million in cash dividends, $84 thousand from adjustments related to the adoption of split-dollar life insurance arrangements, and $9 thousand from the change in net unrealized items from the Bank’s postretirement plans. At December 31, 2009, book value per share was $18.83 compared to $18.79 for 2008.

The Bancorp is subject to risk-based capital guidelines adopted by the Board of Governors of the Federal Reserve System (the FRB), and the Bank is subject to risk-based capital guidelines adopted by the FDIC. As applied to the Bancorp and the Bank, the FRB and FDIC capital requirements are substantially the same. These regulations divide capital into two tiers. The first tier (Tier 1) includes common equity, certain non-cumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets. Supplementary (Tier 2) capital includes, among other things, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. The Bancorp and the Bank are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. In addition, the FRB and FDIC regulations provide for a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted average assets) of 3% for financial institutions that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other financial institutions are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least one to two percent.

The following table shows that, at December 31, 2009, the Bancorp’s capital exceeded all regulatory capital requirements. At December 31, 2009, the Bancorp’s and the Bank’s regulatory capital ratios were substantially the same. The dollar amounts are in millions.

			Required for		To Be Well
At December 31, 2009	Actual		Adequate Capital		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital to risk-weighted assets	$58,689	11.5%	$40,770	8.0%	$50,963	10.0%
Tier 1 capital to risk-weighted assets	$52,574	10.3%	$20,385	4.0%	$30,578	6.0%
Tier 1 capital to adjusted average assets	$52,574	7.8%	$20,112	3.0%	$33,520	5.0%

Results of Operations -
Comparison of 2009 to 2008

Net income for 2009 was $2.5 million, compared to $5.9 million for 2008, a decrease of $3.4 million (58.0%). The decrease in net income for 2009 was a result of required loan loss provisions of $8.5 million, as $8.3 million in loan charge-offs were recorded during the year. The earnings represent a return on average assets of 0.37% for 2009 compared to 0.91% for 2008. The return on average equity was 4.63% for 2009 compared to 10.96% for 2008.

Net interest income for 2009 was $23.3 million, an increase of $1.1 million (5.0%) from $22.2 million for 2008. The increase in net interest income has been positively impacted by the decrease in the Bancorp’s cost of funds as a result the Federal Reserve’s continued action in maintaining a low short-term interest rate environment. The weighted-average yield on interest-earning assets was 5.16% for 2009 compared to 5.78% for 2008. The weighted-average cost of funds was 1.45% for 2009 compared to 2.19% for 2008. The impact of the 5.16% return on interest earning assets and the 1.45% cost of funds resulted in a net interest spread of 3.71% for 2009 compared to 3.59% for 2008. During 2009, total interest income decreased by $3.0 million (8.5%) while total interest expense decreased by $4.1 million (31.6%). The net interest margin was 3.74% for 2009 compared to 3.65% for 2008. During 2009, the Bancorp continued to focus on reducing its effective tax rate by investing in tax-exempt securities and loans. As a result, the Bancorp’s tax equivalent net interest margin for 2009 was 3.97% compared to 3.82% for 2008.

During 2009, interest income from loans decreased by $3.3 million (11.2%) compared to 2008. The change was primarily due to a decrease in the weighted-average yield of the loan portfolio and lower average balances. The weighted-average yield on loans outstanding was 5.50% for 2009 compared to 6.04% for 2008. Loan balances averaged $472.5 million for 2009, a decrease of $12.3 million (2.53%) from $484.8 million for 2008. During 2009, interest income from securities and other interest earning assets increased by $302 thousand (5.1%) compared to 2008. The increase was due to an increase in securities balances, offset by a decrease in average yield. The weighted-average yield on securities and other interest earning assets was 4.11% for 2009 compared to 4.75% for 2008. Securities and other interest earning assets averaged $151.0 million for 2009, up $27.0 million (21.8%) from $124.0 million for 2008.

Interest expense for deposits decreased by $3.6 million (33.5%) during 2009 compared to 2008. The change was due to a decrease in the weighted-average rate paid on deposits. The weighted-average rate paid on deposits for 2009 was 1.31% compared to 2.06% for 2008.  Total deposit balances averaged $540.7 million for 2009, an increase of $23.3 million (4.2%) from $517.4 million for 2008. Interest expense on borrowed funds decreased by $528 thousand (23.1%) during 2009 due to a decrease in the cost of borrowing. The weighted-average cost of borrowed funds was 2.58% for 2009 compared to 3.08% for 2008.  Borrowed funds averaged $68.0 million during 2009, a decrease of $6.3 million (8.5%) from $74.3 million for 2008.

Noninterest income for 2009 was $5.6 million, an increase of $1.1 million (23.7%) from $4.5 million for 2008. During 2009, fees and service charges totaled $2.7 million, a decrease of $237 thousand (8.2%) from $2.9 million for 2008. Fees from Wealth Management operations totaled $933 thousand for 2009, an increase of $119 thousand (14.7%) from $814 thousand for 2008.  The increase in Wealth Management income is related to consistent asset growth that has occurred during the past twelve months and an increase in asset market values. Income from an increase in the cash value of bank owned life insurance totaled $407 thousand for 2009, a decrease of $6 thousand (1.5%), compared to $413 thousand for 2008.  Gains from the sale of securities totaled $736 thousand for the current year, an increase of $526 thousand (251.0%) from $210 thousand for 2008. Current market conditions provided opportunities to manage securities cash flows, while shortening the duration of cashflows. Gains from loan sales totaled $1.1 million for the year, an increase of $1.0 million (954.6%), compared to $108 thousand for 2008. The increase in gains from the sale of loans is a result of increased customer refinancing activity to low rate fixed rate mortgages. Additionally, a onetime sale of portfolio fixed rate mortgage loans, which the Bancorp sold to reduce interest rate risk on its balance sheet, attributed for $231 thousand of gains realized from loan sales. For 2009, $161 thousand in losses were realized related to foreclosed real estate, compared to $52 thousand in 2008.  During 2009, other noninterest income totaled $23 thousand, a decrease of $114 thousand (83.2%) from $137 thousand for 2008. The decrease in other noninterest income was due to the reversal of an allowance for a previous impairment on a letter of credit during 2008.

Noninterest expense for 2009 was $18.7 million, up $1.7 million (10.2%) from $17.0 million for 2008. During 2009, compensation and benefits totaled $9.3 million, an increase of $524 thousand (5.9%) from $8.8 million for 2008.  The change in compensation and benefits is related to the increase in additional personnel for retail banking activities related to the newly opened Gary, Indiana and Valparaiso, Indiana banking centers, and annual compensation increases for bank personnel. Occupancy and equipment totaled $2.9 million for 2009, an increase of $59 thousand (2.1%) compared to $2.8 million for 2008. The increase is related to the operations of the new banking centers in Gary and Valparaiso. Federal deposit insurance premiums totaled $1.2 million for 2009, an increase of $879 thousand (252.6%) from $348 thousand for 2008. The change is a result of an industry wide increase in the FDIC insurance premium assessment rates, elimination of 2008 premium credits and an industry wide FDIC special assessment that was recorded as of June 30, 2009. The FDIC special assessment totaled $305 thousand. Data processing expense totaled $871 thousand for 2009, an increase of $19 thousand (2.2%) from $852 thousand for 2008. Marketing expense related to banking products totaled $469 thousand for the year, an increase of $64 thousand (15.8%) from $405 thousand for 2008. The increase in marketing expense was a result of additional brand and product advertising during the current year. Other expenses related to banking operations totaled $3.3 million for 2009, an increase of $312 thousand (10.3%) from $3.0 million for 2008. The change in other expenses is a result of increased expense associated with foreclosed real estate, deposit and loan products and community donations. The Bancorp’s efficiency ratio for 2009 was 64.72% compared to 63.5% for 2008. The ratio is determined by dividing total noninterest expense by the sum of net interest income and total noninterest income for the period.

The Bancorp had an income tax benefit for 2009 of $813 thousand compared to income tax expense of $1.4 million for 2008, a decrease to expense of $2.3 million (154.3%). The combined effective federal and state tax rates for the Bancorp were (48.6%) for 2009 and 19.6% for 2008.  The Bancorp’s current effective tax rate is a result of tax benefits recorded as a result of the current year’s lower net income, and continued tax strategies associated with the Bancorp’s tax-exempt investments and loans, bank owned life insurance and real estate investment trust.

Critical Accounting Policies

Critical accounting policies are those accounting policies that management believes are most important to the portrayal of the Bancorp’s financial condition and that require management’s most difficult, subjective or complex judgments. The Bancorp’s most critical accounting policies are summarized below. Other accounting policies, including those related to the fair values of financial instuments and the status of contingencies, are summarized in Note 1 to the Bancorp’s consolidated financial statements.

Valuation of Investment Securities – The fair values of securities available for sale are determined on a recurring basis by obtaining quoted prices on nationally recognized securities exchanges or pricing models utilizing significant observable inputs such as matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Different judgments and assumptions used in pricing could result in different estimates of value. In certain cases where market data is not readily available because of lack of market activity or little public disclosure, values may be based on unobservable inputs and classified in Level 3 of the fair value hierarchy.

At the end of each reporting period securities held in the investment portfolio are evaluated on an individual security level for other-than-temporary impairment in accordance with the Investments – Debt and Equity Securities Topic. Significant judgments are required in determining impairment, which include making assumptions regarding the estimated prepayments, loss assumptions and the change in interest rates.

We consider the following factors when determining an other-than-temporary impairment for a security: The length of time and the extent to which the market value has been less than amortized cost; The financial condition and near-term prospects of the issuer; The underlying fundamentals of the relevant market and the outlook for such market for the near future; and an assessment of whether the Bancorp has (1) the intent to sell the debt securities or (2) more likely than not will be required to sell the debt securities before its anticipated market recovery. If either of these conditions is met, management will recognize other-than-temporary impairment. If, in management’s judgement, an other-than temporary impairment exists, the cost basis of the security will be written down for the credit loss, and the unrealized loss will be transferred from accumulated other comprehensive loss as an immediate reduction of current earnings.

Allowance for Loan Losses – The Bancorp maintains an Allowance for Loan Losses (ALL) to absorb probable incurred credit losses that arise from the loan portfolio. The ALL is increased by the provision for loan losses, and decreased by charge-offs net of recoveries. The determination of the amounts of the ALL and provisions for loan losses is based upon management’s current judgments about the credit quality of the loan portfolio with consideration given to all known relevant internal and external factors that affect loan collectibility. The methodology used to determine the current year provision and the overall adequacy of the ALL includes a disciplined and consistently applied quarterly process that combines a review of the current position with a risk assessment worksheet. Factors that are taken into consideration in the analysis include an assessment of national and local economic trends, a review of current year loan portfolio growth and changes in portfolio mix, and an assessment of trends for loan delinquencies and loan charge-off activity.  Particular attention is given to non-accruing loans and accruing loans past due 90 days or more, and loans that have been classified as substandard, doubtful, or loss. Changes in the provision are directionally consistent with changes in observable data.

Commercial and industrial, and commercial real estate loans that exhibit credit weaknesses and loans that have been classified as impaired are subject to an individual review. Where appropriate, ALL allocations are made to these loans based on management’s assessment of financial position, current cash flows, collateral values, financial strength of guarantors, industry trends, and economic conditions. ALL allocations for homogeneous loans, such as residential mortgage loans and consumer loans, are based on historical charge-off activity and current delinquency trends. Management has allocated general reserves to both performing and non-performing loans based on historical data and current information available.

Risk factors for non-performing and internally classified loans are based on an analysis of the estimated collateral liquidation value for individual loans defined as substandard or doubtful. Estimated collateral liquidation values are based on established loan underwriting standards and adjusted for current mitigating factors on a loan-by-loan basis. Aggregate substandard loan collateral deficiencies are determined for residential, commercial real estate, commercial business, and consumer loan portfolios. These deficiencies are then stated as a percentage of the total substandard balances to determine the appropriate risk factors.

Risk factors for performing and non-classified loans are based on a weighted average of net charge-offs for the most recent three years, which are then stated as a percentage of average loans for the same period. Historical risk factors are calculated for residential, commercial real estate, commercial business, and consumer loans. The  three year weighted average historical factors are then adjusted for current subjective risks attributable to: regional and national economic factors; loan growth and changes in loan composition; organizational structure; composition of loan staff; loan concentrations; policy changes and out of market lending activity.

The risk factors are applied to these types of loans to determine the appropriate level for the ALL. Adjustments may be made to these allocations that reflect management’s judgment on current conditions, delinquency trends, and charge-off activity.

Based on the above discussion, management believes that the ALL is currently adequate, but not excessive, given the risk inherent in the loan portfolio.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary assets and liabilities of the Bancorp are monetary in nature. As a result, interest rates have a more significant impact on the Bancorp’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

Forward-Looking Statements

Statements contained in this report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are also intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. The Bancorp cautions readers that forward-looking statements, including without limitation, those relating to the Bancorp’s future business prospects, interest income and expense, net income, liquidity, and capital needs are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to, among other things, factors identified in this report.

Report of Independent Registered
Public Accounting Firms

Board of Directors
NorthWest Indiana Bancorp
Munster, Indiana

We have audited the accompanying consolidated balance sheet of NorthWest Indiana Bancorp (“Company”) as of December 31, 2009  and the related consolidated statement of income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2009. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NorthWest Indiana Bancorp as of December 31, 2009  and the results of  operations and cash flows for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Plante & Moran, PLLC
Chicago, Illinois
February 12, 2010

Board of Directors
NorthWest Indiana Bancorp
Munster, Indiana

We have audited the accompanying consolidated balance sheet of NorthWest Indiana Bancorp (“Company”) as of December 31, 2008 and the related consolidated statement of income, changes in stockholders' equity, and cash flows for the period ended December 31, 2008. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NorthWest Indiana Bancorp as of December 31, 2008, and the results of their operations and cash flows for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP
South Bend Indiana
March 11, 2009

Consolidated Balance Sheets

	December 31,
(Dollars in thousands)	2009	2008
ASSETS

Cash and non-interest bearing balances in financial institutions	$8,705	$10,005
Interest bearing balances in financial institutions	447	1,291
Federal funds sold	4,070	–

Total cash and cash equivalents	13,222	11,296

Securities available-for-sale	124,776	108,207
Securities held-to-maturity	19,557	18,515
Loans held for sale	1,025	–
Loans receivable	458,245	489,509
Less: allowance for loan losses	(6,114)	(5,830)
Net loans receivable	452,131	483,679
Federal Home Loan Bank stock	3,650	3,650
Accrued interest receivable	2,878	3,160
Premises and equipment	19,590	19,083
Foreclosed real estate	3,747	527
Cash value of bank owned life insurance	12,049	11,641
Prepaid FDIC insurance premium	3,282	–
Other assets	5,899	4,974

Total assets	$661,806	$664,732

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits:
Non-interest bearing	$42,390	$43,367
Interest bearing	498,137	484,781
Total	540,527	528,148
Repurchase agreements	15,893	25,773
Borrowed funds	47,129	49,022
Accrued expenses and other liabilities	5,179	9,016

Total liabilities	608,728	611,959

Stockholders’ Equity:
Preferred stock, no par or stated value;
10,000,000 shares authorized, none outstanding	–	–
Common stock, no par or stated value; 10,000,000 shares authorized;
shares issued: December 31, 2009 - 2,889,452
December 31, 2008 - 2,887,452
shares outstanding: December 31, 2009 - 2,818,578
December 31, 2008 - 2,809,075	361	361
Additional paid-in capital	5,104	5,064
Accumulated other comprehensive income/(loss)	(170)	(1,289)
Retained earnings	49,312	50,365
Treasury stock, common shares at cost: December 31, 2009 - 70,874
December 31, 2008 - 78,377	(1,529)	(1,728)

Total stockholders’ equity	53,078	52,773

Total liabilities and stockholders’ equity	$661,806	$664,732

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

	Year ended December 31,
(Dollars in thousands, except per share data)	2009	2008
Interest income:
Loans receivable
Real estate loans	$22,046	$25,274
Commercial loans	3,822	3,843
Consumer loans	121	152
Total loan interest	25,989	29,269
Securities	6,185	5,833
Other interest earning assets	15	65

Total interest income	32,189	35,167
Interest expense:
Deposits	7,083	10,648
Repurchase agreements	290	432
Borrowed funds	1,468	1,853

Total interest expense	8,841	12,933

Net interest income	23,348	22,234
Provision for loan losses	8,540	2,388

Net interest income after provision for loan losses	14,808	19,846

Noninterest income:
Fees and service charges	2,661	2,898
Gain on sale of loans, net	1,139	108
Wealth management operations	933	814
Gain on sales of securities, net	736	210
Increase in cash value of bank owned life insurance	407	413
Loss on sale of foreclosed real estate	(161)	(52)
Other-than-temporary credit loss impairment of debt securities	(523)	–
Net credit portion of gain recognized in other comprehensive income	387	–
Other	23	137

Total noninterest income	5,602	4,528

Noninterest expense:
Compensation and benefits	9,346	8,822
Occupancy and equipment	2,893	2,834
Federal deposit insurance premiums	1,227	348
Data processing	871	852
Marketing	469	405
Statement and check processing	325	378
Professional services	261	329
Other	3,343	3,031

Total noninterest expense	18,735	16,999

Income before income tax expenses	1,675	7,375
Income tax (benefits) expenses	(813)	1,445

Net income	$2,488	$5,930

Earnings per common share:
Basic	$0.88	$2.11
Diluted	$0.88	$2.10

Dividends declared per common share	$1.21	$1.44

See accompanying notes to consolidated financial statements.

Consolidated Statements of
Changes in Stockholders’ Equity

			Accumulated
		Additional	Other
	Common	Paid-in	Comprehensive	Retained	Treasury	Total
(Dollars in thousands, except per share data)	Stock	Capital	Income (Loss)	Earnings	Stock	Equity

Balance at December 31, 2007	360	4,895	563	48,500	(1,585)	52,733

Comprehensive income:
Net income	–	–	–	5,930	–	5,930
Net unrealized gain/(loss) on securities available-for-sale, net of reclassification and tax effects	–	–	(1,841)	–	–	(1,841)
Change in unrecognized gain on post retirement benefit, net of reclassification and tax effects	–	–	(11)	–	–	(11)
Comprehensive income	–	–	–	–	–	4,078
Issuance of 5,355 shares of common stock at $20.50 - $28.00 per share, under stock-based compensation plans, including related tax effects	1	106	–	–	–	107
Stock-based compensation expense	–	57	–	–	–	57
Purchase of treasury stock	–	–	–	–	(226)	(226)
Sale of treasury stock	–	6	–	–	83	89
Adjustments to retained earnings for split-dollar life insurance arrangements	–	–	–	(20)	–	(20)
Cash dividends, $1.44 per share	–	–	–	(4,045)	–	(4,045)

Balance at December 31, 2008	$361	$5,064	$(1,289)	$50,365	$(1,728)	$52,773

Comprehensive income:
Net income	–	–	–	2,488	–	2,488
Net unrealized gain/(loss) on securities available-for-sale, net of reclassification and tax effects	–	–	1,128	–	–	1,128
Change in unrecognized gain on post retirement benefit, net of reclassification and tax effects	–	–	(9)	–	–	(9)
Comprehensive income	–	–	–	–	–	3,607
Issuance of 9,503 shares of common stock at $18.50 - $20.50 per share, under stock-based compensation plans, including related tax effects	–	6	–	–	–	6
Stock-based compensation expense	–	40	–	–	–	40
Sale of treasury stock	–	(6)	–	(52)	199	141
Adjustments to retained earnings for split-dollar life insurance arrangements	–	–	–	(84)	–	(84)
Cash dividends, $1.21 per share	–	–	–	(3,405)	–	(3,405)

Balance at December 31, 2009	$361	$5,104	$(170)	$49,312	$(1,529)	$53,078

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
(Dollars in thousands)	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,488	$5,930
Adjustments to reconcile net income to net cash provided by operating activities:
Origination of loans for sale	(49,670)	(4,225)
Sale of loans originated for sale	49,449	4,333
Depreciation and amortization, net of accretion	1,457	1,330
Amortization of mortgage servicing rights	144	98
Amortization of investment in real estate limited partnerships	26	32
Equity in loss of investments in real estate limited partnership, net of interest received	151	41
Stock based compensation expense	40	57
Net gains on sales and calls of securities	(736)	(210)
Net gains on sale of loans	(1,139)	(108)
Net losses due to other-than-temporary impairment of securities	136	–
Net losses on foreclosed real estate	161	52
Provision for loan losses	8,540	2,388
Net change in:
Interest receivable	282	134
Other assets	(4,964)	(613)
Cash value of bank owned life insurance	(408)	(412)
Accrued expenses and other liabilities	(4,710)	3,318
Total adjustments	(1,241)	6,215
Net cash – operating activities	1,247	12,145

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities and paydowns of securities available-for-sale	21,178	26,577
Proceeds from sales of securities available-for-sale	29,933	11,203
Purchase of securities available-for-sale	(64,566)	(52,191)
Purchase of securities held-to-maturity	(3,860)	(2,171)
Proceeds from maturities and paydowns of securities held-to-maturity	2,790	1,991
Proceeds from sale of loans transferred to held-for-sale	10,651	–
Loan participations purchased	–	(957)
Net change in loans receivable	8,744	(22,094)
Purchase of Federal Home Loan Bank Stock	–	(100)
Purchase of premises and equipment, net	(1,929)	(4,144)
Proceeds from sale of foreclosed real estate	390	372
Net cash – investing activities	3,331	(41,514)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in deposits	12,379	34,764
Proceeds from FHLB advances	8,000	36,000
Repayment of FHLB advances	(16,000)	(32,000)
Change in other borrowed funds	(3,773)	(6,135)
Tax effect of nonqualified stock option exercise	–	6
Proceeds from issuance of common stock	6	107
Proceeds from sale of treasury stock	141	83
Dividends paid	(3,405)	(4,045)
Treasury stock purchased	–	(226)
Net cash – financing activities	(2,652)	28,554
Net change in cash and cash equivalents	1,926	(815)
Cash and cash equivalents at beginning of period	11,296	12,111
Cash and cash equivalents at end of period	$13,222	$11,296

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$8,947	$12,916
Income taxes	$990	$1,885
SUPPLEMENTAL NONCASH INFORMATION:
Transfers from loans to foreclosed real estate	$3,763	$817
Transfers from loans to loans held for sale	$10,497	–

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008

NOTE 1 - Summary of Significant Accounting Policies

Principles of Consolidation – The consolidated financial statements include NorthWest Indiana Bancorp (the Bancorp), its wholly owned subsidiary, Peoples Bank SB (the Bank), and the Bank’s wholly owned subsidiaries, Peoples Service Corporation and NWIN, LLC. The Bancorp has no other business activity other than being a holding company for the Bank. The Bancorp’s earnings are dependent upon the earnings of the Bank. Peoples Service Corporation provides insurance and annuity investments to the Bank’s wealth management customers. NWIN, LLC is located in Las Vegas, Nevada and serves as the Bank’s investment subsidiary and parent of a real estate investment trust, NWIN Funding, Inc.

NWIN Funding, Inc. was formed on September 1, 2006, as an Indiana Real Estate Investment Trust. The formation of NWIN Funding, Inc. provides the Bancorp with a vehicle that may be used to raise capital utilizing portfolio mortgages as collateral, without diluting stock ownership. In addition, NWIN Funding, Inc. will receive favorable state tax treatment for income generated by its operations. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates – Preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, loan servicing rights, fair values of foreclosed real estate, financial instruments, and status of contingencies are particularly susceptible to material change in the near term.

Concentrations of Credit Risk – The Bancorp grants residential, commercial real estate, commercial business and installment loans to customers primarily of Lake County, in northwest Indiana. The Bancorp is also an active lender in Porter County, and to a lesser extent, LaPorte, Newton and Jasper counties in Indiana, and Lake, Cook and Will counties in Illinois. Substantially all loans are secured by specific items of collateral including residences, commercial real estate, business assets and consumer assets.

Cash Flow Reporting – For purposes of the statement of cash flows, the Bancorp considers cash on hand, noninterest bearing balances in financial institutions, all interest-bearing balances in financial institutions with original maturities of ninety days or less and federal funds sold to be cash and cash equivalents.  The Bancorp reports net cash flows for customer loan and deposit transactions and short-term borrowings with maturities of 90 days or less.

Interest-bearing Deposits in Other Financial Institutions – Interest bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities – The Bancorp classifies securities into held-to-maturity, available-for-sale, or trading categories.  Held-to-maturity securities are those which management has the positive intent and the Bancorp has the ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those the Bancorp may decide to sell if needed for liquidity, asset-liability management or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income, net of tax. The Bancorp does not have a trading portfolio. Realized gains and losses resulting from the sale of securities recorded on the trade date are computed by the specific identification method. Interest and dividend income, adjusted by amortization of premium or discount on a level yield method are included in earnings. Securities are reviewed for other-than-temporary impairment.

We consider the following factors when determining an other-than-temporary impairment for a security: the length of time and the extent to which the market value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the underlying fundamentals of the relevant market and the outlook for such market for the near future: and assessment of whether the Bancorp has (1) the intent to sell the debt securities or (2) more likely than not will be required to sell the debt securities before it anticipated market recovery. If either of these conditions is met, management will recognize other-than-temporary impairment. If, in management’s judgement, an other-than-temporary exists, the cost basis of the security will be written down for the credit loss, and the unrealized loss will be transferred from accumulated other comprehensive loss as an immediate reduction of current earnings.

Loans Held for Sale – Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing rights. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans and Loan Income – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Generally, interest accrued but not received for loans placed on non-accrual is reversed against interest income.  Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses – The allowance for loan losses is a valuation allowance for probable incurred credit losses.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

A loan is considered impaired when, based on current information and events, it is probable that the Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case by case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bancorp does not separately identify individual consumer and residential loans for impairment disclosures.

Federal Home Loan Bank Stock – The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Both cash and stock dividends are reported as income.

Premises and Equipment – Land is carried at cost.  Premises and equipment are stated at cost less accumulated depreciation. Premises and related components are depreciated using the straight-line method with useful lives ranging from 26 to 39 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 2 to 10 years.

Foreclosed Real Estate – Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Servicing Rights – Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.  The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Bancorp later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with Other Noninterest Income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income which is reported on the income statement as Other Noninterest Income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned.  The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $177 thousand and $111 thousand for the years ended December 31, 2009 and 2008. Late fees and ancillary fees related to loan servicing are not material.

Investment in Real Estate Limited Partnerships – Investment in real estate limited partnerships represent the Bancorp’s investments in affordable housing projects for the primary purpose of available tax benefits. The method of accounting used for each investment is based on ownership percentage in the investment. One investment is accounted for using the cost method of accounting. The excess of the carrying amount of the investment over its estimated residual value is amortized during the periods in which associated tax credits are allocated to the investor. The annual amortization of the investment is based on the proportion of tax credits received in the current year to total estimated tax credits to be allocated to the Bancorp. The other investment is accounted for using the equity method of accounting. Under the equity method of accounting, the Bancorp records its share of the partnership’s earnings or losses in its income statement and adjusts the carrying amount of the investments on the balance sheet. These investments are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the investments are reported at fair value. The Bancorp’s involvement in these types of investments is for tax planning purposes only and, as such, the Bancorp is not involved in the management or operation of such investments.

Long-term Assets – Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Bank Owned Life Insurance – The Bancorp has purchased life insurance policies on certain key executives. In accordance with accounting for split-dollar life insurance, Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Repurchase Agreements – Substantially, all repurchase agreement liabilities represent amounts advanced by various customers that are not covered by federal deposit insurance and are secured by securities owned by the Bancorp.

Postretirement Benefits Other Than Pensions – The Bancorp sponsors a defined benefit postretirement plan that provides comprehensive major medical benefits to all eligible retirees. Postretirement benefits are accrued based on the expected cost of providing postretirement benefits to employees during the years the employees have rendered service to the Bancorp.

Income Taxes – Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Loan Commitments and Related Financial Instruments – Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share – Basic earnings per common share is net income divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income – Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale and the unrecognized gains and losses on postretirement benefits.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash – Cash on hand or on deposit with the Federal Reserve Bank of $537,000 and $539,000 was required to meet regulatory reserve and clearing requirements at year-end 2009 and 2008. These balances do not earn interest.

Fair Value of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments – While the Bancorp’s executive management monitors the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Bancorp’s financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassification – Certain amounts appearing in the consolidated financial statements and notes thereto for the year ended December 31, 2008, may have been reclassified to conform to the December 31, 2009 presentation.

Adoption of New Accounting Standards – Effective for periods on or after September 15, 2009, references to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification, which is sometimes referred to as the Codification or ASC. The Codification does not change how NorthWest Indiana Bancorp accounts for its transactions or the nature of related disclosures made. However, when referring to GAAP, the Bancorp refers to topics in the ASC. We have updated references to GAAP to reflect the guidance in the Codification.

The Fair Value Measurements Topic of the ASC (formerly known as FAS No. 157), establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Topic establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The Topic was effective for fiscal years beginning after November 15, 2007. In February 2008, this Topic was updated (formerly FSP 157-2) to delay the effective date of  the Standard for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. In October 2008, the Topic was updated (formerly FSP 157-3) to clarify the application of the Topic in a market that is not active.  In April 2009, the Topic was updated  (formerly FSP 157-4)  to provide additional guidance for estimating fair value in accordance with the Topic when the volume and level of activity for the asset or liability being measured have significantly decreased. This update also included guidance on identifying circumstances that indicate a transaction is not orderly. This update was effective for reporting periods ending after June 15, 2009.

The Compensation – Retirement Benefits Aspects Topic (formerly known as EITF No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”) requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue was effective for fiscal years beginning after December 15, 2007. A liability of $104,000 has been recorded and reflected as an adjustment to retained earnings since adoption.

The Financial Instruments Topic was updated (formerly FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”) to require disclosures about fair value of financial instruments in interim reporting periods of publicly traded companies that were previously only required to be disclosed in annual financial statements. This update was effective for the Bancorp’s interim period ending on June 30, 2009 and has been included as part of Note 16, Fair Values of Financial Instruments.

The Investments – Debt and Equity Securities Topic was updated (formerly FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”) to amend current other-than-temporary impairment guidance in the Topic for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This update does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The Topic was effective for the Bancorp’s interim period ending on June 30, 2009.

The Subsequent Events Topic (formerly FAS No. 165, “Subsequent Events”) establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Topic sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this Topic, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. Management has evaluated subsequent events through February 16 of 2010 which is the date that financial statements were issued and were available to be issued.

The Transfers and Servicing Topic was updated (formerly FAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”) to remove the concept of a qualifying special-purpose entity from the Topic and removes the exception from applying the Consolidations Topic (formerly FASB Interpretation No. 46R) The objective in issuing this update is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This update must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The impact of adoption was not material.

The Consolidations Topic was amended (formerly FAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) to improve financial reporting by enterprises involved with variable interest entities. The amendment addresses (1) the effects on certain provisions of the Topic as they relate to the elimination of the qualifying special-purpose entity concept in the Transfers and Servicing Topic and (2) constituent concerns about the application of certain key provisions of the Topic including those in which the accounting and disclosures under the Topic do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This amendment shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The impact of adoption was not material.

NOTE 2 - Securities

The fair value of available-for-sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	(Dollars in thousands)
		Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value
2009
U.S. government sponsored securities	$1,993	$52	$–	$2,045
CMO and residential mortgage-backed securities	61,095	2,302	(82)	63,315
Municipal securities	34,151	1,516	(94)	35,573
Corporate debt securities	–	– .	–	–
CMO government sponsored entities	22,534	168	(209)	22,493
Collateralized debt obligations	5,343	– .	(3,993)	1,350
Total debt securities	$125,116	$4,038	$(4,378)	$124,776

2008
U.S. government sponsored securities	$5,484	$137	$–	$5,621
CMO and residential mortgage-backed securities	63,520	1,856	(7)	65,369
Municipal securities	26,952	259	(532)	26,679
Corporate debt securities	5,079	– .	(266)	4,813
CMO government sponsored entities	3,756	97	(1)	3,852
Collateralized debt obligations	5,481	– .	(3,608)	1,873
Total debt securities	$110,272	$2,349	$(4,414)	$108,207

The carrying amount, unrecognized gains and losses, and fair value of securities held-to-maturity were as follows:

	(Dollars in thousands)
		Gross	Gross
	Cost	Unrecognized	Unrecognized	Fair
	Basis	Gains	Losses	Value
2009
Municipal securities	$18,539	$724	$–	$19,263
Residential mortgage-backed securities	1,018	28	(6)	1,040
Total debt securities	$19,557	$752	$(6)	$20,303

2008
Municipal securities	$18,127	$117	$(263)	$17,981
Residential mortgage-backed securities	388	16	–	404
Total debt securities	$18,515	$133	$(263)	$18,385

The fair value of debt securities and carrying amount, if different, at year end 2009 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	(Dollars in thousands)
	Available-for-sale	Held-to-maturity
	Fair	Carrying	Fair
	Value	Amount	Value
Due in one year or less	$191	$920	$921
Due from one to five years	4,144	–	–
Due over five years	34,633	17,619	18,342
CMO and mortgage-backed securities	85,808	1,018	1,040
Total	$124,776	$19,557	$20,303

Sales of available-for-sale securities were as follows:

	(Dollars in thousands)
	2009	2008
Proceeds	$29,933	$11,203
Gross gains	736	214
Gross losses	–	(5)

The tax benefits related to these net realized gains and losses were $289,000 for 2009 and $84,000 for 2008.

Securities with carrying values of $27,394,000 and $37,414,000 were pledged as of December 31, 2009 and 2008 as collateral for repurchase agreements and public funds and for other purposes as permitted or required by law.

Securities with unrealized losses at year-end 2009 and 2008 not recognized in income are as follows:

	(Dollars in thousands)
	Less than		12 months
	12 months		or longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
2009
Description of Securities:
U.S. government sponsored entities	$–	$–	$–	$–	$–	$–
CMO and residential mortgage-backed securities	15,604	(297)	13	–	15,617	(297)
Municipal securities	2,443	(15)	1,476	(79)	3,919	(94)
Corporate debt securities	–	–	–	–	–	–
Collateralized debt obligations	–	–	1,350	(3,993)	1,350	(3,993)
Total temporarily impaired	$18,047	$(312)	$2,839	$(4,072)	$20,886	$(4,384)
Number of securities		16		7		23

	(Dollars in thousands)
	Less than		12 months
	12 months		or longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
2008
Description of Securities:
U.S. government sponsored entities	$–	$–	$104	$(1)	$104	$(1)
CMO and residential mortgage-backed securities	1,368	(3)	371	(4)	1,739	(7)
Municipal securities	25,924	(795)	–	–	25,924	(795)
Corporate debt securities	4,813	(266)	–	–	4,813	(266)
Collateralized debt obligations	1,409	(2,640)	464	(968)	1,873	(3,608)
Total temporarily impaired	$33,514	$(3,704)	$939	$(973)	$34,453	$(4,677)
Number of securities		79		6		85

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality or have undisrupted cash flows. Management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach maturity.

NOTE 3 - Loans Receivable

Year end loans are summarized below:

	(Dollars in thousands)
	2009	2008
Loans secured by real estate:
Construction and land development	$53,288	$54,975
Residential, including home equity	184,730	238,638
Commercial real estate and other dwelling	141,443	130,256
Total loans secured by real estate	379,461	423,869
Consumer loans	1,505	1,967
Commercial business	63,145	49,418
Government and other	14,474	14,783
Subtotal	458,585	490,037
Less:
Net deferred loan origination fees	(285)	(347)
Undisbursed loan funds	(55)	(181)
Loans receivable	$458,245	$489,509

Activity in the allowance for loan losses is summarized below for the years indicated:

	(Dollars in thousands)
	2009	2008
Balance at beginning of period	$5,830	$4,581
Provision charged to income	8,540	2,388
Loans charged-off	(8,440)	(1,227)
Recoveries	184	88
Balance at end of period	$6,114	$5,830

Non-performing loans at year end were as follows:

	(Dollars in thousands)
	2009	2008
Loans past due over 90 days still on accrual	$1,491	$1,476
Non-accrual loans	17,074	10,937

Impaired loans at year end were as follows:

	(Dollars in thousands)
	2009	2008
Year end loans with no allocated allowances for loan losses	$3,853	$1,748
Year end loans with allocated allowances for loan losses (including troubled debt restructurings of $7,199 and 0)	13,112	6,819
Total	$16,965	$8,567

Amount of the allowance for loan losses allocated	$1,179	$1,683
Average of impaired loans during the year	12,820	7,393
Interest income recognized during impairment	–	–
Cash-basis interest income recognized	–	–

During January 2009, the Bancorp’s management implemented a strategy with a one-time sale of fixed rate mortgage loans from its loan portfolio by selling $10.7 million in fixed rate mortgage loans, while funding newly originated construction and land development, commercial and government loan originations. Implementing the balance sheet restructuring strategy had a positive impact on interest rate risk by replacing longer duration fixed rate mortgage loans with shorter duration non-mortgage loans that will reprice more frequently. The gain realized from the loan sale totaled approximately $231 thousand.

NOTE 4 - Loan Servicing

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

	(Dollars in thousands)
	2009	2008
Mortgage loan portfolio serviced for FHLMC	$51,512	$43,212

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $446,000 and $619,000 at December 31, 2009 and 2008.

Activity for capitalized mortgage servicing rights, and the related valuation allowance, was as follows:

	(Dollars in thousands)
	2009	2008
Servicing rights:
Beginning of year	$276	$325
Additions	177	49
Amortized to expense	(144)	(98)
End of year	$309	$276

At year end 2009 and 2008, there was no valuation allowance required.

The fair value of servicing rights was $398,000 and $438,000 at year end 2009 and 2008. Fair value at year-end 2009 was determined using a discount rate of 8.3%, prepayment speeds ranging from 141.7% to 500.0%, depending on the stratification of the specific right, and a weighted average default rate of 0.0%. Fair value at year-end 2008 was determined using a discount rate of 9.3%, prepayment speeds ranging from 134.4% to 395.0%, depending on the stratification of the specific right, and a weighted average default rate of 0.0%.

The weighted average amortization period is 6.4 years. Estimated amortization expense for each of the next five years is:

(Dollars in thousands)
2010	$85
2011	72
2012	61
2013	52
2014	39

NOTE 5 - Premises and Equipment, Net

At year end, premises and equipment are summarized below:

	(Dollars in thousands)
	2009	2008
Cost:
Land	$5,069	$5,069
Buildings and improvements	17,939	16,821
Furniture and equipment	10,194	9,383
Total cost	33,202	31,273
Less accumulated depreciation	(13,612)	(12,190)
Premises and equipment, net	$19,590	$19,083

Depreciation expense was $1,422,000 and $1,386,000 for 2009 and 2008.

NOTE 6 - Foreclosed Real Estate

At year end, foreclosed real estate is summarized below:

	(Dollars in thousands)
	2009	2008
Commercial real estate and other dwelling	$1,897	$–
Residential real estate	1,082	450
Construction and land development	768	77
Total	$3,747	$527

NOTE 7 - Income Taxes

Components of the income tax (benefit) expenses consist of the following:

	(Dollars in thousands)
	2009	2008
Federal:
Current	$(365)	$1,825
Deferred	(134)	(305)
State:
Current	6	–
Deferred	(320)	(75)
Income tax (benefit) expense	$(813)	$1,445

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following:

	(Dollars in thousands)
	2009	2008
Federal statutory rate	34%	34%
Tax expense at statutory rate	$569	$2,507
State tax, net of federal effect	(201)	(49)
Tax exempt income	(937)	(686)
Bank owned life insurance	(138)	(140)
Tax credits	(112)	(114)
Reversal of FIN 48	–	(84)
Other	6	11
Total income tax (benefit) expense	$(813)	$1,445

The components of the net deferred tax asset recorded in the consolidated balance sheets are as follows:

	(Dollars in thousands)
	2009	2008
Deferred tax assets:
Bad debts	$2,404	$2,276
Deferred loan fees	112	136
Deferred compensation	636	609
Unrealized depreciation on securities available-for-sale	92	690
Net operating loss	709	276
Tax credits	269	24
Nonaccrual loan interest income	79	37
Restricted stock awards	39	73
REO writedowns	66	19
Unqualified DCP	42	38
Post retirement benefit	65	75
Other-than-temporary impairment	46	–
Other	6	9
Total deferred tax assets	4,565	4,262

Deferred tax liabilities:
Depreciation	(1,137)	(894)
Prepaids	(198)	(196)
Mortgage servicing rights	(121)	(108)
Deferred stock dividends	(115)	(115)
FAS 158 - unrealized gain	(56)	(62)
Other	(18)	(62)
Total deferred tax liabilities	(1,645)	(1,437)
Valuation allowance	(376)	(143)
Net deferred tax assets	$2,544	$2,682

The Bancorp has a state net operating loss carry forward of approximately $12.6 million which will begin to expire in 2022 if not used. The Bancorp also has a state tax credit carry forward of approximately $65,000 which will begin to expire in 2017 if not used. A valuation allowance of $376,000 and $143,000 was provided at December 31, 2009 and 2008 for the state net operating loss and state tax credit. The Bancorp has a federal alternative minimum tax credit carry forward of approximately $226,000 for which there is no expiration date.

The Bancorp qualified under provisions of the Internal Revenue Code, to deduct from taxable income a provision for bad debts in excess of the provision for such losses charged to income in the financial statements, if any. Accordingly, retained earnings at December 31, 2009 and 2008 includes, approximately $5,982,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes would be imposed at the then applicable rates. The unrecorded deferred income tax liability on the above amounts was approximately $2,034,000 at December 31, 2009.

The Bancorp and its subsidiaries are subject to US Federal income tax as well as income tax of the State of Indiana. The Bancorp is no longer subject to examination by taxing authorities for the years before 2006 for federal and 2005 for state.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	(Dollars in thousands)
	2009	2008
Balance at beginning of period	$–	$47
Additions based on tax positions related to the current year	–	–
Additions for tax positions of prior years	–	37
Reductions for tax positions of prior years	–	84
Reductions due to the statute of limitations	–	–
Settlements	–	–

Balance at end of period	$–	$–

The Bancorp does not expect the total amount of tax benefits to significantly increase or decrease in the next twelve months.

We recognize interest and penalties related to income tax matters in income tax expense. We had no interest or penalties accrued at December 31, 2009 and December 31, 2008.

NOTE 8 - Deposits

The aggregate amount of certificates of deposit with a balance of $100 thousand or more was $98.7 million at December 31, 2009 and $99.6 million at December 31, 2008.

At December 31, 2009, scheduled maturities of certificates of deposit were as follows:

(Dollars in thousands)
2010	$194,611
2011	29,740
2012	2,215
2013	242
2014	51
Total	$226,859

NOTE 9 - Borrowed Funds

At year end, borrowed funds are summarized below:

	(Dollars in thousands)
	2009	2008
Fixed rate advances from the FHLB	$33,000	$41,000
Putable advances from the FHLB	5,000	5,000
Line of credit from the FHLB	8,464	2,044
Other	665	978
Total	$47,129	$49,022

Repurchase agreements generally mature within one year and are secured by U.S. government and U.S. agency securities, under the Bancorp’s control. At year end, information concerning these retail repurchase agreements is summarized below:

	(Dollars in thousands)
	2009	2008
Ending balance	$15,893	$25,773
Average balance during the year	21,333	16,301
Maximum month-end balance during the year	23,451	25,773
Securities underlying the agreements at year end:
Carrying value	27,394	37,414
Fair value	27,394	37,414
Average interest rate during the year	1.36%	2.65%
Average interest rate at year end	1.34%	1.46%

At year-end, advances from the Federal Home Loan Bank were as follows:

	(Dollars in thousands)
	2009	2008
Fixed rate advances, maturing January 2010 through December 2013, at rates from 1.97% to 4.03% average rate:2009 - 2.98%; 2008 - 3.40%	$33,000	$41,000
Putable advances, maturing February 2013 at a rate of 2.62%, average rate: 2009 - 2.62%; 2008 - 2.62%	5,000	5,000

Fixed rate advances are payable at maturity, with a prepayment penalty. Variable rate advances have a maturity of six months and reprice daily. Putable advances are fixed for a period of one to three years and then may adjust quarterly to the three-month London Interbank Offered Rate (LIBOR) until maturity. Once the putable advance interest rate adjusts, the Bancorp has the option to prepay the advance on specified quarterly interest rate reset dates.  The advances were collateralized by mortgage loans totaling $179,006,000 and $231,267,000 at December 31, 2009 and 2008. In addition to the fixed rate and putable advances, the Bancorp maintains a $10.0 million line of credit with the Federal Home Loan Bank of Indianapolis. The outstanding balance on the line of credit was $8.5 million and $2.0 million at December 31, 2009 and 2008. During January of 2010 a $3.0 million fixed rate advance matured with a rate of 3.06% and was replaced with two advances totaling $3.0 million with rates from 2.05% to 2.56%.

Other borrowings at December 31, 2009 and 2008 include Treasury, Tax and Loan and reclassified bank balances.

At December 31, 2009, scheduled maturities of borrowed funds were as follows:

(Dollars in thousands)
2010	$31,129
2011	3,000
2012	5,000
2013	8,000
Total	$47,129

NOTE 10 - Employees’ Benefit Plans

The Bancorp maintains an Employees’ Savings and Profit Sharing Plan and Trust for all employees who meet the plan qualifications. Employees are eligible to participate in the Employees’ Savings and Profit Sharing Plan and Trust on the next January 1 or July 1 following the completion of one year of employment, age 18, and completion of at least 1,000 hours of employment. The Employees’ Savings Plan feature allows employees to make pre-tax contributions to the Employees’ Savings Plan of 1% to 50% of Plan Salary, subject to limitations imposed by Internal Revenue Code section 401(k). The Profit Sharing Plan and Trust feature is noncontributory on the part of the employee. Contributions to the Employees’ Profit Sharing Plan and Trust are made at the discretion of the Bancorp’s Board of Directors.  Contributions for the year ended December 31, 2009 and 2008, were based on 3% and 5% of the participants’ total compensation excluding incentives, respectively. Participants in the plan become 100% vested upon completion of five years of service. The benefit plan expense amounted to $199,000 and $314,000 for 2009 and 2008.

The Bancorp maintains an Unqualified Deferred Compensation Plan (the Plan). The purpose of the Plan is to provide deferred compensation to key senior management employees of the Bancorp in order to recognize their substantial contributions to the Bank and provide them with additional financial security as inducement to remain with the Bank. The Compensation Committee selects which persons shall be participants in the Plan.  Participants’ accounts are credited each year with an amount based on a formula involving the participant’s employer funded contributions under all qualified plans and the limitations imposed by Internal Revenue Code subsection 401(a)(17) and Code section 415. The unqualified deferred compensation plan liability at December 31, 2009 and 2008 was $107,000 and $97,000. The Plan expense amounted to $8,000 for 2009 and $11,000 for 2008.

The Bancorp sponsors a defined benefit postretirement plan that provides comprehensive major medical benefits to all eligible retirees. Eligible retirees are those who have attained age 65, have completed at least 18 years of service and are eligible for coverage under the employee group medical plan as of the date of their retirement. Spouses of eligible retirees are covered if they were covered as of the employee’s date of retirement. Surviving spouses are covered if they were covered at the time of the retiree’s death.  Dependent children of eligible retirees are generally covered to the later of age 19 or until the child ceases being a full-time student. Surviving dependent children are subject to the same eligibility restrictions if they were covered at the time of the retiree’s death. Currently, the Bancorp pays $143.00 of the retiree monthly medical coverage premium. This amount will remain fixed over the benefit period. Retirees pay 100% of the premiums for all dependent medical coverage. The Bancorp uses December 31 as the measurement date for its postretirement plan. The benefit obligation for this plan was $30,000 and $25,000 at December 31, 2009 and 2008. Benefit plan expense was $12,000 and $13,000 for 2009 and 2008 and contains no significant components, and thus details are not presented due to immateriality. Since future expected payments over the next ten years are approximately $12,000, detail by year is not presented due to immateriality. Also, future benefit plan obligations, funded status, and expense are considered immaterial.

Directors have deferred some of their fees in consideration of future payments. Fee deferrals, including interest totaled $122,000 and $154,000 for 2009 and 2008. The deferred fee liability at December 31, 2009 and 2008 was $1,618,000 and $1,561,000, respectively.

NOTE 11 - Regulatory Capital

The Bancorp and Bank are subject to regulatory capital requirements administered by federal banking agencies.  Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action. Prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.  If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2009 and 2008, the most recent regulatory notifications categorized the Bancorp and Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bancorp’s or the Bank’s category.

At year-end, capital levels for the Bancorp and the Bank were considerably the same. Actual capital levels (in millions), minimum required levels and levels needed to be classified as well capitalized for the Bancorp are summarized below:

					Minimum
					Required To Be
					Well Capitalized
			Minimum Required		Under Prompt
			for Capital		Corrective
	Actual		Adequacy Purposes		Action Regulations
(Dollars in millions)	Amount	Ratio	Amount	Ratio	Amount	Ratio

2009
Total capital to risk-weighted assets	$58.7	11.5%	$40.8	8.0%	$51.0	10.0%
Tier 1 capital to risk-weighted assets	$52.6	10.3%	$20.4	4.0%	$30.6	6.0%
Tier 1 capital to adjusted average assets	$52.6	7.8%	$20.1	3.0%	$33.5	5.0%

2008
Total capital to risk-weighted assets	$59.9	12.0%	$39.9	8.0%	$50.0	10.0%
Tier 1 capital to risk-weighted assets	$54.1	10.8%	$20.0	4.0%	$29.9	6.0%
Tier 1 capital to adjusted average assets	$54.1	8.2%	$20.0	3.0%	$33.1	5.0%

The Bancorp’s ability to pay dividends is entirely dependent upon the Bank’s ability to pay dividends to the Bancorp. Under Indiana law, the Bank may pay dividends of so much of its undivided profits (generally, earnings less losses, bad debts, taxes and other operating expenses) as is considered expedient by the Bank’s Board of Directors. However, the Bank must obtain the approval of the Indiana Department of Financial Institutions for the payment of a dividend if the total of all dividends declared by the Bank during the current year, including the proposed dividend, would exceed the sum of retained net income for the year-to-date plus its retained net income for the previous two years.  For this purpose, “retained net income” means net income as calculated for call report purposes, less all dividends declared for the applicable period. Moreover, the FDIC and the Federal Reserve Board may prohibit the payment of dividends if it determines that the payment of dividends would constitute an unsafe or unsound practice because of the financial condition of the Bank. The aggregate amount of dividends, which may be declared by the Bank in 2010, without prior regulatory approval, approximates $1,775,000 plus current 2010 net profits.

NOTE 12 - Stock Based Compensation

The Bancorp’s 2004 Stock Option Plan (the Plan), which is stockholder-approved, permits the grant of share options to its employees for up to 250,000 shares of common stock. Awards granted under the Plan may be in the form of incentive stock options, non-incentive stock options, or restricted stock. The purposes of the Plan are to attract and retain the best available personnel, to provide additional incentives for all employees and to encourage their continued employment by facilitating employees’ purchases of an equity interest in the Bancorp. Option awards are generally granted with an exercise price equal to the market price of the Bancorp’s common stock at the date of grant; those option awards have five year vesting periods and have 10-year contractual terms. Total compensation cost that has been charged against income for incentive stock options was $1 thousand and $10 thousand for 2009 and 2008 respectively. The total income tax benefit was $0 and $7 thousand for 2009 and 2008, respectively.

The fair value of each incentive stock option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected volatilities are based on historical volatilities of the Company’s common stock. No incentive stock options were granted during 2009. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

A summary of the Bancorp’s stock option activity for 2009 follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding at beginning of year	70,597	$23.56
Granted	–	–
Exercised	(200)	20.50
Forfeited or expired	(4,650)	21.73
Outstanding at end of year	65,747	$23.69	2.2	$–
Vested or expected to vest	65,747	$23.69	2.2	$–
Exercisable at end of year	64,747	$23.62	2.1	$–

Information related to the stock option plan during each year follows:

	2009	2008
Risk-free interest rate	–	3.61%
Expected term	–	10.0 years
Expected stock price volatility	–	26.55%
Dividend yield	–	5.20%

As of December 31, 2009, there was $2,766 of total unrecognized compensation cost related to nonvested incentive stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.9 years.

Restricted stock awards are generally granted with an award price equal to the market price of the Bancorp’s common stock on the award date. Restricted stock awards have been issued with a five year vesting period. Forfeiture provisions exist for personnel that separate employment before the vesting period expires. Compensation expense related to restricted stock awards are recognized over the vesting period. Total compensation cost that has been charged against income for those plans was $39 thousand and $47 thousand for 2009 and 2008, respectively.

A summary of changes in the Bancorp’s nonvested restricted stock for 2009 follows:

		Weighted
		Average
		Grant Date
Nonvested Shares	Shares	Fair Value
Nonvested at January 1, 2009	7,550	$30.14
Granted	2,500	18.95
Vested	(1,800)	30.50
Forfeited	(700)	27.93
Nonvested at December 31, 2009	7,550	$26.55

As of December 31, 2009, there was $99,445 of total unrecognized compensation cost related to nonvested restricted shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.9 years.

NOTE 13 - Earnings Per Common Share

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for 2009 and 2008 is presented below.

	2009	2008
Basic earnings per common share:
Net income available to common stockholders	$2,487,851	$5,930,255
Weighted-average common shares outstanding	2,814,488	2,809,176
Basic earnings per common share	$0.88	$2.11
Diluted earnings per common share:
Net income available to common stockholders	$2,487,851	$5,930,255
Weighted-average common shares outstanding	2,814,488	2,809,176
Add: dilutive effect of assumed stock option exercises and restricted stock	–	16,595
Weighted-average common and dilutive potential common shares outstanding	2,814,488	2,825,771
Diluted earnings per common share	$0.88	$2.10

There were 65,747 and 11,183 anti-dilutive shares outstanding at December 31, 2009 and 2008.

NOTE 14 - Related Party Transactions

The Bancorp had aggregate loans outstanding to directors and executive officers (with individual balances exceeding $120,000) of $9,825,000 at December 31, 2009 and $8,999,000 at December 31, 2008.  For the year ended December 31, 2009, the following activity occurred on these loans:

(Dollars in thousands)
Aggregate balance - January 1, 2009	$8,999
New loans	1,200
Repayments	(374)
Aggregate balance - December 31, 2009	$9,825

Deposits from directors and executive officers were $3.3 million and $2.9 million at December 31, 2009 and 2008.

NOTE 15 - Commitments and Contingencies

The Bancorp is a party to financial instruments in the normal course of business to meet financing needs of its customers. These financial instruments, which include commitments to make loans and standby letters of credit, are not reflected in the accompanying consolidated financial statements. Such financial instruments are recorded when they are funded.

The Bancorp’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to originate loans and standby letters of credit is represented by the contractual amount of those instruments. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Bancorp uses the same credit policy to make such commitments as it uses for on-balance sheet items.  Since commitments to make loans may expire without being used, the amount does not necessarily represent future cash commitments.

The Bancorp had outstanding commitments to originate loans as follows:

	(Dollars in thousands)
	Fixed	Variable
	Rate	Rate	Total
December 31, 2009:
Commercial business	$–	$58,493	$58,493
Real estate	5,731	21,895	27,626
Consumer loans	–	20	20
Unsecured consumer overdrafts	10,751	–	10,751
Total	$16,482	$80,408	$96,890
December 31, 2008:
Commercial business	$–	$42,458	$42,458
Real estate	11,890	28,618	40,508
Consumer loans	–	17	17
Unsecured consumer overdrafts	12,345	–	12,345
Total	$24,235	$71,093	$95,328

The $5,731 thousand in fixed rate commitments outstanding at December 31, 2009 had interest rates ranging from 4.375% to 6.500%, for a period not to exceed forty-five days. At December 31, 2008, fixed rate commitments outstanding of $11,890 thousand had interest rates ranging from 4.50% to 8.75%, for a period not to exceed forty-five days.

Standby letters of credit are conditional commitments issued by the Bancorp to guarantee the performance of a customer to a third party. At December 31, 2009 and 2008, the Bancorp had standby letters of credit totaling $2,569 thousand and $4,416 thousand, respectively. The Bancorp evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bancorp upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral obtained may include accounts receivable, inventory, property, land or other assets.

NOTE 16 - Fair Values of Financial Instruments

The Fair Value Measurments Topic establishes a hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing and asset or liability.

The fair values of securities available for sale are determined on a recurring basis by obtaining quoted prices on nationally recognized securities exchanges or pricing models utilizing significant observable inputs such as matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Different judgment and assumptions used in pricing could result in different estimates of value. In certain cases where market data is not readily available because of lack of market activity or little public disclosure, values may be based on unobservable inputs and classified in Level 3 of the fair value hierarchy.

At the end of each reporting period, securities held in the investment portfolio are evaluated on an individual security level for other-than-temporary impairment in accordance with the Investments – Debt and Equity Securities Topic.  An impairment is other-than-temporary if the decline in the fair value of the security is below its amortized cost and it is probable that all amounts due according to the contractual terms of a debt security will not be received. Significant judgments are required in determining impairment, which include making assumptions regarding the estimated prepayments, loss assumptions and the change in interest rates. We consider the following factors when determining an other-than-temporary impairment for a security: the length of time and the extent to which the market value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the underlying fundamentals of the relevant market and the outlook for such market for the near future; an assessment of whether the Bancorp has (1) the intent to sell the debt securities or (2) more likely than not will be required to sell the debt securities before its anticipated market recovery. If either of these conditions is met, management will recognize other-than-temporary impairment.  If, in management’s judgment, an other-than-temporary impairment exists, the cost basis of the security will be written down for the credit loss, and the unrealized loss will be transferred from accumulated other comprehensive loss as an immediate reduction of current earnings.

For the period ended December 31, 2009, the Bancorp’s management utilized a specialist to perform an other-than-temporary impairment analysis for each of its four pooled trust preferred securities. The analysis utilizes analytical models used to project future cash flows for the pooled trust preferred securities based on current assumptions for prepayments, default and deferral rates, and recoveries. The projected cash flows are than tested for impairment consistent with the Investments – Other Topic (formerly FSP EITF 99-20-1) and the Investments – Debt and Equity Securities Topic (formerly FSP FAS 115-2 and FAS 124-2). The other-than-temporary impairment testing compares the present value of the cash flows from quarter to quarter to determine if there is a “favorable” or “adverse” change. Other-than-temporary impairment is recorded if the projected present value of cash flows is lower than the book value of the security. To perform the quarterly other-than-temporary impairment analysis, management utilizes current reports issued by the trustee, which contains principal and interest tests, waterfall distributions, note valuations, collection detail and credit ratings for each pooled trust preferred security. In addition, a detailed review of the performing collateral was performed. The review of the collateral began with a review of financial information provided by SNL Financial, a comprehensive database, widely used in the industry, which gathers financial data on banks and thrifts from GAAP financial statements for public companies (annual and quarterly reports on Forms 10-K and 10-Q, respectively), as well as regulatory reports for private companies, including consolidated financial statements for bank holding companies (FR Y-9C reports) and parent company-only financial statements for bank holding companies (FR Y-9LP reports) filed with the Federal Reserve, bank call reports filed with the FDIC and thrift financial reports provided by the Office of Thrift Supervision. Using the information sources described above, for each bank and thrift examined the following items were examined: nature of the issuer’s business, years of operating history, corporate structure, loan composition and loan concentrations, deposit mix, asset growth rates, geographic footprint and local economic environment. The issuers’ historical financial performance was reviewed and compared their financial ratios to appropriate peer groups of regional banks or thrifts with similar asset size. The analysis focused on six broad categories: profitability (revenue streams and earnings quality, return on assets and shareholder’s equity, net interest margin and interest rate sensitivity), credit quality (charge-offs and recoveries, non-current loans and total non-performing assets as a percentage of total loans, loan loss reserve coverage and the adequacy of the loan loss provision), operating efficiency (non-interest expense compared to total revenue), capital adequacy (Tier-1, total capital and leverage ratios and equity capital growth), leverage (tangible equity as a percentage of tangible assets, short-term and long-term borrowings and double leverage at the holding company) and liquidity (the nature and availability of funding sources, net non-core funding dependence and quality of deposits). In addition, for publicly traded companies stock price movements were reviewed and the market price of publicly traded debt instruments was examined. The other-than-temporary impairment analysis indicated that the Bancorp’s four pooled trust preferred securities had other-than-temporary impairment in the amount of $136 thousand, as of December 31, 2009.

The table below shows the credit loss roll forward for the Bancorp’s trust preferred securities that have been classified with other-than-temporary impairment:

(Dollars in thousands)
Collateralized debt
obligations other-
than-temporarily
impaired

Ending balance - December 31, 2008	$–
Additions not previously recognized	136
Ending balance - December 31, 2009	$136

Below is a table containing information regarding the Bancorp’s pooled trust preferred securities as of December 31, 2009:

Deal name	PreTSL XXIV	PreTSL XXVII	Alesco IX	Alesco XVII
Class	B-1	C-1	A-2A	B
Book value	1,258,772	1,409,027	1,323,252	1,351,903
Fair value	250,849	263,336	646,350	189,462
Unrealized gains/(losses)	(1,007,922)	(1,145,692)	(676,902)	(1,162,441)
Lowest credit rating assigned	Caa3	Ca	BB	Ca
Number of performing banks	57	30	63	40
Number of performing insurance companies	12	7	11	n/a
Number of issuers in default	9	3	7	6
Number of issuers in deferral	15	9	6	10
Defaults & deferrals as a % of performing collateral	29.40%	21.20%	28.64%	38.79%
Subordination:
As a % of performing collateral	-10.09%	-12.77%	22.82%	-1.33%
As a % of performing collateral - adjusted for projected future defaults	-18.76%	-18.95%	14.05%	-10.62%
Other-than-temporary impairment model assumptions:
Defaults:
Year 1 - issuer average	5.00%	2.90%	7.20%	5.80%
Year 2 - issuer average	1.70%	1.70%	2.40%	2.10%
Year 3 - issuer average	0.60%	0.60%	0.60%	0.50%
> 3 Years- issuer average	(1)	(1)	(1)	(1)
Discount rate - 3-month LIBOR plus implicit yield spread at purchase	1.48%	1.23%	1.27%	1.44%
Recovery assumptions	(2)	(2)	(2)	(2)
Prepayments	0.00%	0.00%	0.00%	0.00%
Other-than-temporary impairment	39,300	19,050	15,884	61,950

(1) Default rates > 3 years are evaluated on an issuer by issuer basis and range from 0.25% to 1.25%.
(2) Recovery assumptions are evaluated on an issuer by issuer basis and range from 0% to 50% with a five year lag.

In the table above, the Bancorp’s subordination for each trust preferred security is calculated by taking the total performing collateral and subtracting the sum of the total collateral within the Bancorp’s class and the total collateral within all senior classes, and then stating this result as a percentage of the total performing collateral. This measure is an indicator of the level of collateral that can default before potential cash flow disruptions may occur. In addition, management calculates subordination assuming future collateral defaults by utilizing the default/deferral assumptions in the Bancorp’s OTTI analysis. Subordination assuming future default/deferral assumptions is calculated by deducting future defaults from the current performing collateral. At December 31, 2009, management reviewed the subordination levels for each security in context of the level of current collateral defaults and deferrals within each security; the potential for additional defaults and deferrals within each security; the length of time that the security has been in “payment in kind” status; and the Bancorp’s class position within each security.

Management calculated the other-than-temporary impairment model assumptions based on the specific collateral underlying each individual security. The following assumption methodology was applied consistently to each of the four pooled trust preferred securities: For collateral that has already defaulted, no recovery was assumed; no cash flows were assumed from collateral currently in deferral, with the exception of the recovery assumptions. The default and recovery assumptions were calculated based on the a detailed collateral review. The discount rate assumption used in the calculation of the present value of cash flows is based on the discount margin (i.e., credit spread) at the time each security was purchased using the original purchase price. The discount margin is then added to the appropriate 3-month LIBOR forward rate obtained from the forward LIBOR curve. As a result of the fourth quarter OTTI analysis refinements, the prepayment assumption used at December 31, 2009 was 0%, compared to 1% at September 30, 2009. Management believes that this change is not material to the aggregate OTTI measurement. The assumption for collateral prepayment was affected by the view that the terms and pricing of trust preferred securities issued by banks and insurance companies were so aggressive that it is unlikely that such financing will become available in the foreseeable future.

At December 31, 2009, three of the trust preferred securities with a cost basis of $4.2 million have been placed in “payment in kind” status. The Bancorp’s securities that are classified as “payment in kind” are a result of not receiving the scheduled quarterly interest payments. For the securities in “payment in kind” status, management anticipates to receive the unpaid contractual interest payments from the issuer, because of the self correcting cash flow waterfall provisions within the structure of the securities. When a tranche senior to the Bancorp’s position fails the coverage test, the Bancorp’s interest cash flows are paid to the senior tranche and recorded as a reduction of principal. The coverage test represents an over collateralization target by stating the balance of the performing collateral as a percentage of the balance of the Bancorp’s tranche, plus the balance of all senior tranches. The principal reduction in the senior tranche continues until the appropriate coverage test is passed. As a result of the principal reduction in the senior tranche, more cash is available for future payments to the Bancorp’s tranche. Consistent with the Investments – Debt and Equity Securities Topic management considered the failure of the issuer of the security to make scheduled interest payments in determining whether a credit loss existed. Management will not capitalize the “payment in kind” interest payments to the book value of the securities and will keep these securities in non-accrual status until the quarterly interest payments resume.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

(Dollars in thousands)
Fair Value Measurements at December 31, 2009 Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Available for sale securities	$124,776	$–	$123,426	$1,350

(Dollars in thousands)
Fair Value Measurements at December 31, 2008 Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)
Assets:
Available for sale securities	$108,207	$–	$107,204	$1,003

Reconciliation of available for sale securities, which require significant adjustment based on unobservable data are presented below:

(Dollars in thousands)
Fair Value Measurements
Using Significant
Unobservable Inputs
(Level 3)
Available for sale securities
Beginning balance - January 1, 2008	$–
Included in other comprehensive income	440
Transfers in and/or out of Level 3	563
Ending balance - December 31, 2008	1,003

Total realized/unrealized losses
Included in earnings	(136)
Included in other comprehensive income	33
Transfers in and/or out of Level 3	450
Ending balance - December 31, 2009	$1,350

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

(Dollars in thousands)
Fair Value Measurements at December 31, 2009 Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Impaired loans	$11,933	$–	$–	$11,933
Foreclosed real estate	3,738	–	–	3,738

(Dollars in thousands)
Fair Value Measurements at December 31, 2008 Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)
Assets:
Impaired loans	$5,523	$–	$2,789	$2,734
Foreclosed real estate	527	–	–	527

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a fair value of $11.9 million, with a valuation allowance of $1.2 million, resulting in no additional provision for the year. Fair value is determined, where possible, using market prices derived from an appraisal or evaluation, which are considered to be level 2. However, certain assumptions and unobservable inputs are used many times by the appraiser, therefore, qualifying the assets as Level 3 in the fair value hierarchy.

The following table shows fair values and the related carrying values of financial instruments as of the dates indicated. Items that are not financial instruments are not included.

	(Dollars in thousands)
	December 31, 2009
	Carrying	Estimated
	Value	Fair Value

Financial assets
Cash and cash equivalents	$13,222	$13,222
Securities available-for-sale	124,776	124,776
Securities held-to-maturity	19,557	20,303
Loans held for sale	1,025	1,025
Loans receivable, net	452,131	498,005
Federal Home Loan Bank stock	3,650	3,650
Accrued interest receivable	2,878	2,878

Financial liabilities
Demand and savings deposits	313,669	313,669
Certificates of deposit	226,858	227,672
Repurchase agreements	15,893	15,525
Borrowed funds	47,129	38,932
Accrued interest payable	150	150

	(Dollars in thousands)
	December 31, 2008
	Carrying	Estimated
	Value	Fair Value

Financial assets
Cash and cash equivalents	$11,296	$11,296
Securities available-for-sale	108,207	108,207
Securities held-to-maturity	18,515	18,385
Loans held for sale	–	–
Loans receivable, net	483,679	533,377
Federal Home Loan Bank stock	3,650	3,650
Accrued interest receivable	3,160	3,160

Financial liabilities
Demand and savings deposits	297,076	297,076
Certificates of deposit	231,072	232,926
Repurchase agreements	25,773	25,464
Borrowed funds	49,022	49,702
Accrued interest payable	256	256

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2009 and December 31, 2008. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, and accrued interest receivable and payable are considered to approximate carrying book value. The estimated fair value for loans is based on estimates of the rate the Bancorp would charge for similar such loans at December 31, 2009 and December 31, 2008, applied for the time period until estimated repayment. For commercial loans the fair value includes a liquidity adjustment to reflect current market conditions. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for certificates of deposits is based on estimates of the rate the Bancorp would pay on such deposits at December 31, 2009 and December 31, 2008, applied for the time period until maturity. The estimated fair value for borrowed funds is based on current rates for similar financings. The estimated fair value of other financial instruments, and off-balance sheet loan commitments approximate cost and are not considered significant to this presentation.

NOTE 17 - Other Comprehensive Income/(Loss)

Other comprehensive income/(loss) components and related taxes were as follows:

	(Dollars in thousands)
	2009	2008
Net change in net unrealized gains and losses on securities available for sale:
Unrealized gains/(losses) arising during the year	$1,125	$(2,981)
Reclassification adjustment for gains included in net income	600	210
Net securities gain/(loss) during the year	1,725	(2,771)
Tax effect	(597)	930
Net of tax amount	1,128	(1,841)

Net change in unrecognized gain on post retirement benefit:
Net gain/(loss) on post retirement benefit	6	5
Amortization of net actuarial gain	(15)	(16)
Net gain/(loss) activity during the year	(9)	(11)
Tax effect	–	–
Net of tax amount	(9)	(11)
Other comprehensive income (loss), net of tax	$1,119	$(1,852)

Accumulated other comprehensive income/(loss) balances, net of tax, were as follows:

	(Dollars in thousands)
	Balance at	Current	Balance at
	December 31,	Period	December 31,
	2008	Change	2009
Unrealized gains (losses) on securities available for sale	$(1,375)	$1,128	$(247)
Unrealized gain (loss) on pension benefits	86	(9)	77
Total	$(1,289)	$1,119	$(170)

NOTE 18 - Parent Company Only Statements

	(Dollars in thousands)
	NorthWest Indiana Bancorp
	Condensed Balance Sheets
	December 31,
	2009	2008
Assets
Cash on deposit with Peoples Bank	$2,691	$1,867
Investment in Peoples Bank	52,212	51,384
Dividends receivable from Peoples Bank	–	1,012
Other assets	107	219
Total assets	$55,010	$54,482
Liabilities and stockholders’ equity
Dividends payable	$594	$1,011
Other liabilities	1,338	698
Total liabilities	1,932	1,709

Common stock	361	361
Additional paid in capital	5,104	5,064
Accumulated other comprehensive income (loss)	(170)	(1,289)
Retained earnings	49,312	50,365
Treasury stock	(1,529)	(1,728)
Total stockholders’ equity	53,078	52,773
Total liabilities and stockholders’ equity	$55,010	$54,482

	(Dollars in thousands)
	NorthWest Indiana Bancorp
	Condensed Statements of Income
	Year Ended December 31,
	2009	2008
Dividends from Peoples Bank	$2,813	$4,047
Operating expenses	176	161
Income before income taxes and equity in undistributed income of Peoples Bank	2,637	3,886
Income tax benefit	(58)	(61)
Income before equity in undistributed income of Peoples Bank	2,695	3,947
Equity/(loss) in undistributed income of Peoples Bank	(207)	1,983
Net income	$2,488	$5,930

	(Dollars in thousands)
	NorthWest Indiana Bancorp
	Condensed Statements of Cash Flows
	Year Ended December 31,
	2009	2008
Cash flows from operating activities:
Net income	$2,488	$5,930
Adjustments to reconcile net income to net cash from operating activities
Equity in undistributed net income of Peoples Bank	207	(1,983)
Stock-based compensation expense	40	57
Change in other assets	1,123	33
Change in other liabilities	224	151
Total adjustments	1,594	(1,742)
Net cash from operating activities	4,082	4,188

Cash flows from investing activities	–	–

Cash flows from financing activities:
Dividends paid	(3,405)	(4,045)
Treasury stock purchased	–	(226)
Sale of treasury stock	141	83
Proceeds from issuance of common stock	6	113
Net cash used in financing activities	(3,258)	(4,075)
Net change in cash	824	113
Cash at beginning of year	1,867	1,754
Cash at end of year	$2,691	$1,867

Market Information

The Bancorp’s Common Stock is traded in the over-the-counter market and quoted on the OTC Bulletin Board. The Bancorp’s stock is not actively traded. As of January 31, 2010, the Bancorp had 2,820,842 shares of common stock outstanding and 413 stockholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or “street” name through brokerage firms. Set forth below are the high and low bid prices during each quarter for the years ended December 31, 2009 and December 31, 2008. The bid prices reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Also set forth is information concerning the dividends declared by the Bancorp during the periods reported. Note 11 to the Financial Statements describes regulatory limits on the Bancorp’s ability to pay dividends.

				Dividends
		Per Share Prices		Declared Per
		High	Low	Common Share
Year Ended
December 31, 2009	1st Quarter	$24.00	$16.00	$0.36
	2nd Quarter	20.00	18.25	0.32
	3rd Quarter	20.50	17.00	0.32
	4th Quarter	19.95	17.25	0.21
Year Ended
December 31, 2008	1st Quarter	$29.90	$23.10	$0.36
	2nd Quarter	27.25	26.00	0.36
	3rd Quarter	29.00	26.00	0.36
	4th Quarter	27.25	24.00	0.36

2009 Board of Directors

Left to right:

David A. Bochnowski, *Director since 1977*
Chairman and Chief Executive Officer of the Bancorp

Lourdes M. Dennison, *Director since 1983*
Executive Coordinator, Asian American Medical Association; Managing Partner D&T LLC, a real estate investment partnership

Stanley E. Mize, *Director since 1997*
Retired; former President of Stan Mize Towne & Countree Auto Sales, Inc.

Left to right:

Frank J. Bochnowski, *Director since 1999*
Retired; former Executive Vice President and Secretary of the Bancorp

James L. Wieser, *Director since 1999*
Attorney with Wieser & Wyllie, LLP

Edward J. Furticella, *Director since 2000*
Former Executive Vice President and CFO of the Bancorp; currently Acting Administrative Head, Department of Accounting at Purdue University Calumet

Left to right:

Joel Gorelick, *Director since 2000*
President and Chief Administrative Officer of the Bancorp

Kenneth V. Krupinski, *Director since 2003*
Certified Public Accountant and Principal with Swartz Retson, P.C.

Anthony M. Puntillo, D.D.S., M.S.D., *Director since 2004*
Orthodontist, President of Puntillo Orthodontics, P.C.

Left to right:

Donald P. Fesko, *Director since 2005*
Administrator of Community Hospital

Amy W. Han, Ph.D., *Director since 2008*
Director of Clinical Affairs and Clinical Professor of Psychology at Indiana University School of Medicine - Northwest

Gloria C. Gray-Weissman, Director Emeritus

Leroy F. Cataldi, P.D., Director Emeritus

Board Committees

Asset, Liability, Liquidity, Capital & Technology Management
Anthony M. Puntillo, *Chairman*
Frank J. Bochnowski
Donald P. Fesko
Edward J. Furticella
Kenneth V. Krupinski
Stanley E. Mize

Compensation & Benefits
James L. Wieser, *Chairman*
Lourdes M. Dennison
Kenneth V. Krupinski
Stanley E. Mize

Executive
David A. Bochnowski, *Chairman*
Frank J. Bochnowski
Lourdes M. Dennison
Stanley E. Mize
James L. Wieser

Nominating & Corporate Governance
Lourdes M. Dennison, *Chairman*
Frank J. Bochnowski
Donald P. Fesko
Edward J. Furticella
Amy W. Han
Kenneth V. Krupinski
Stanley E. Mize
Anthony M. Puntillo

Risk Management
Kenneth V. Krupinski, *Chairman*
Stanley E. Mize
James L. Wieser

Wealth Management
Frank J. Bochnowski, *Chairman*
Lourdes M. Dennison
Amy W. Han
Anthony M. Puntillo

Corporate Information

Officers of NorthWest Indiana Bancorp and Peoples Bank
David A. Bochnowski
Chairman and Chief Executive Officer
Joel Gorelick
President and Chief Administrative Officer
Jon E. DeGuilio
Executive Vice President,
General Counsel and Corporate Secretary
John J. Diederich
Executive Vice President
Robert T. Lowry
Senior Vice President,
Chief Financial Officer and Treasurer

Officers of Peoples Bank
Tanya A. Buerger
Senior Vice President,
Chief Operating Officer
Stacy A. Januszewski
Senior Vice President,
Risk Management Group
Terrence M. Quinn
Senior Vice President,
Wealth Management Group
Todd M. Scheub
Senior Vice President,
Chief Lending Officer

Management Personnel of Peoples Bank Lending Group
• Commercial Lending
Ronald P. Knestrict
Vice President,
Commercial Loan Officer
Daniel W. Moser
Vice President,
Construction & Development Lending
Brian E. Rusin
Vice President, Commercial Loan Officer
Michael L. Zappia
Vice President, Commercial Loan Officer
Daniel J. Duncan
Assistant Vice President,
Commercial Loan Officer

• Retail Lending
Catherine L. Gonzalez
Vice President, Manager, Retail Lending
John J. Breckenridge
Assistant Vice President, Loan Officer
Jeremy A. Gorelick
Assistant Vice President,
Residential Loan Officer
Rachel C. Lentz
Assistant Vice President,
Retail Lending Officer
Austin P. Logue
Assistant Vice President,
Residential Loan Officer
Alicia Q. McMahon
Assistant Vice President,
Residential Loan Officer
Nancy L. Weckler
Assistant Vice President,
Loan Underwriting

• Credit Administration
Jane G. Bridgman
Assistant Vice President, Credit Manager

• Loan Collections
Thomas Guiden
Manager of Collections

Retail Banking Group
Carla J. Houck
Vice President, Retail Banking Group
Meredith L. Bielak
Vice President, Retail Banking Manager
Cynthia S. Miles
Assistant Vice President,
Retail Banking Assistant

• Banking Centers
Marilyn K. Repp
Vice President, Senior Manager,
Crown Point Banking Center
Shannon E. Franko
Vice President, Manager,
Valparaiso Banking Center
Kelly A. Stoming
Vice President, Banking Center Manager
Charman F. Williamson
Vice President,
Manager, Merrillville-Taft Banking Center
Michael A. Cronin
Assistant Vice President,
Manager, Dyer Banking Center
Margaret M. Haas
Assistant Vice President,
Manager, East Chicago Banking Center
Candice N. Logue
Assistant Vice President
Manager, Munster Banking Center
Robin L. Lubbinga
Assistant Vice President
Manager, Schererville Banking Center
Colleen A. Mastalski
Assistant Vice President,
Manager, Merrillville-Broadway
Banking Center
Michael C. Matlock
Assistant Vice President, Manager,
Gary Banking Center
Sandra L. Sigler
Assistant Vice President,
Manager, Woodmar Banking Center
Donna M. Vurva
Assistant Vice President,
Manager, Hobart Banking Center
Jennifer L. Gunning
Assistant Vice President, Assistant Manager,
Merrillville-Broadway Banking Center
Antonio Gonzalez, Jr.
Assistant Manager, Schererville Banking Center
Nadia M. Grisolia
Assistant Manager, East Chicago Banking Center
Nancy M. Kaczka
Assistant Manager, Munster Banking Center

Wealth Management Group
Stephan A. Ziemba
Vice President,
Senior Wealth Management Officer
Mary T. Ciciora
Vice President, Wealth Management Officer
Randall H. Walker
Vice President, Wealth Management Officer
Joyce M. Barr
Assistant Vice President,
Wealth Management Officer

Shareholder Services Group
Timothy G. Fesko
Assistant Vice President,
Staff Attorney and Assistant Secretary
of NorthWest Indiana Bancorp

Operations & Technology Group
• Bank Operations
Mary D. Mulroe
Vice President, Bank Operations

• Deposit Operations
Donna M. Gin
Vice President,
Operations & Technology
Charlotte V. Conn
Assistant Vice President, Deposit Operations

• Information Technology
Matthew S. Manoski
Assistant Vice President,
Information Technology

• Loan Operations
Karen M. Sulek
Vice President, Loan Operations
Bonnie J. Connors
Assistant Vice President, Loan Operations
Antoinette S. Shettles
Assistant Vice President, Loan Operations
Margaret Travis
Assistant Vice President, Loan Operations
Sharon V. Vacendak
Assistant Vice President, Loan Operations

• Systems Delivery
Julie M. Bonnema
Assistant Vice President,
Systems Delivery Manager

Brand Learning & Communications Group
Elizabeth O. Kasenga
Vice President, Manager, Human Resources
Marilyn Furticella
Director, Marketing/Communications
Jill M. Knight
Vice President, Training Coordinator
Michelle L. Dvorscak
Assistant Vice President,
Human Resource Generalist

Finance & Controls Group
Peymon S. Torabi
Vice President, Controller
Teresa A. Brudd
Assistant Vice President, Assistant Controller
Michaelene M. Smith
Assistant Vice President, Accounting

Risk Management Group
Christine M. Friel
Vice President,
Loan Review Officer
Linda C. Nemeth
Vice President, Internal Auditor
Michael J. Shimala,
Vice President, Compliance & Security Officer
Nicole M. Gullette
Assistant Vice President,
Loan Review Assistant

Other Management Personnel
Laura J. Spicer
Assistant Vice President,
Executive Assistant to the Chairman
Patrick E. Weiser
Management Development

www.ibankpeoples.com

CORPORATE HEADQUARTERS
9204 Columbia Avenue
Munster, Indiana 46321
219/836-4400

Stock Transfer Agent
The Bank acts as the transfer agent for the Bancorp's common stock.

Independent Auditors
Plante & Moran, PLLC
225 W. Washington Street, Suite 2700
Chicago, Illinois 60606-3564

Special Legal Counsel
Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, Indiana 46204

Annual Stockholders Meeting
The Annual Meeting of Stockholders of NorthWest Indiana Bancorp will be held at the Peoples Bank Corporate Center 9204 Columbia Avenue, Munster, Indiana, on April 30, 2010 at 9:00 a.m.

A copy of the Bancorp's Form 10-K, including financial statement schedules as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date upon written request to the Corporate Secretary
NorthWest Indiana Bancorp
9204 Columbia Avenue
Munster, Indiana 46321.

NorthWest Indiana
BANCORP

Peoples Bank

SUBSIDIARY OF NORTHWEST INDIANA BANCORP

CROWN POINT, 855 Stillwater Parkway, (219) 662-0220
DYER, 1300 Sheffield Avenue, (219) 322-2530
EAST CHICAGO, 4901 Indianapolis Blvd., (219) 378-1000
GARY, 1801 W. 25th Avenue, (219) 944-0005
HAMMOND, 7120 Indianapolis Blvd., (219) 844-4500
HOBART, 1501 S. Lake Park Avenue, (219) 945-1305
MERRILLVILLE, 7915 Taft Street, (219) 796-9000
8600 Broadway, (219) 685-8600
MUNSTER, 9204 Columbia Avenue, (219) 853-7550
CORPORATE CENTER, (219) 836-4400
LOAN CENTER, (219) 853-7500
WEALTH MANAGEMENT, (219) 853-7080
SCHERERVILLE, 141 W. Lincoln Highway, (219) 865-4300
VALPARAISO, 2905 Calumet Avenue, (219) 462-4100

Member FDIC

www.**ibankpeoples**.com